Execution version

UNDERWRITING AGREEMENT

October 23, 2025

Dolly Varden Silver Corporation
595 Burrard Street, Suite 3123
Vancouver, BC

V7X 1J1

Attention: Mr. Shawn Khunkhun President and Chief Executive Officer

Haywood Securities Inc., as co-lead underwriter and joint bookrunner, and Research Capital Corporation, as co-lead underwriter and joint bookrunner, on behalf of a syndicate of underwriters including Raymond James Ltd. (collectively, the "Underwriters"), understand that Dolly Varden Silver Corporation (the "Corporation") proposes to issue and offer for sale on a "bought deal" basis (i) 2,906,000 Common Shares (as hereinafter defined) pursuant to the LIFE Offering (as hereinafter defined), at a price of $6.50 per Common Share (the Common Shares to be issued under the LIFE Offering being the "Non-FT Shares"); (ii) 750,000 Charity FT Shares (as hereinafter defined) pursuant to the LIFE Offering (together with the Non-FT Shares, the "LIFE Offering Shares") at a price of $9.42 per Charity FT Share (the "Charity FT Share Subscription Price"); and (iii) 990,000 Flow-Through Shares (as hereinafter defined) on a private placement basis (the "Private Placement Offering" and the Flow-Through Shares to be issued pursuant to the Private Placement Offering being the "Private Placement Shares" and, together with the LIFE Offering Shares, the "Offered Shares"), at a price of $8.10 per Private Placement Share (the "Flow-Through Share Subscription Price") to the Underwriters all as provided in this Agreement, in the respective percentages set forth in Article 13 hereof, for aggregate gross proceeds to the Corporation of $33,973,000.

Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Underwriters hereby severally (and not jointly or jointly or severally) agree to purchase from the Corporation on a "bought deal" basis and the Corporation hereby agrees to issue and sell to the Underwriters, in the respective percentages set forth in Article 13 hereof:

(a) all but not less than all of the Private Placement Shares pursuant to the Private Placement Offering; and

(b) all but not less than all of the LIFE Offering Shares pursuant to the LIFE Offering.

The Underwriters and the Corporation agree that the Underwriters may arrange for substitute purchasers (the "Substituted Purchasers") for the Offered Shares in the Selling Jurisdictions (as hereinafter defined) subject to the terms and conditions set out in this Agreement.

The LIFE Offering will be made in accordance with the 'listed issuer financing exemption' in Part 5A of NI 45-106 (as hereinafter defined), as amended by the Blanket Order (as hereinafter defined), to purchasers in Qualifying Jurisdictions (as hereinafter defined). The LIFE Offering Shares may be offered in other jurisdictions where the LIFE Offering can lawfully be made, including in the case of the Non-FT Shares the United States (and other non-Canadian jurisdictions) solely on a private placement basis in accordance with available exemptions from the registration requirements of the U.S. Securities Act (as hereinafter defined) and applicable state securities laws, to or for the account or benefit of persons in the United States or U.S. Persons (as hereinafter defined). The Qualifying Jurisdictions, together with the United States, are hereinafter referred to collectively as the "Selling Jurisdictions". Any offers or sales in the United States or to U.S. Persons shall be effected only by or through one or more duly-registered United States broker-dealers (the "U.S. Selling Group Members") appointed by the Underwriters as sub-agents under certain exemptions from the registration requirements of the U.S. Securities Act and the applicable state laws. The Corporation agrees that the Underwriters may, in their sole discretion, direct payment by the Corporation of any amounts owing under this Agreement to any U.S. Selling Group Member appointed by the Underwriters. Subject to applicable Law, including U.S. Securities Laws (as hereinafter defined) and the terms of this Agreement, the LIFE Offering Shares may also be distributed outside Canada and the United States, in such jurisdictions as the Corporation and the Underwriters may agree (such agreement not to be unreasonably withheld by the Corporation), where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions.

The Underwriters acknowledge and agree that the Offered Shares will not be registered under the U.S. Securities Act (as hereinafter defined) or under applicable state securities laws. Accordingly, the Corporation and the Underwriters agree that any offers or sales in the United States shall be conducted only in the manner specified in Schedule "C" hereof. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through the U.S. Selling Group Members. The Underwriters shall cause the representations, warranties and covenants included in Schedule "C" hereto to be made by the U.S. Selling Group Members for the benefit of the Corporation and the Underwriters, in a separate agreement between the Underwriters and the U.S. Selling Group Members.

The Corporation agrees that the Underwriters will be permitted to appoint, in addition to the U.S. Selling Group Members, other appropriately registered investment dealers to form a selling group to participate in the Offerings (as hereinafter defined). Such other brokers and dealers, together with the Underwriters and any U.S. Selling Group Members, are collectively referred to herein as the "Selling Group". The Corporation grants all of the rights and benefits of this Agreement to any investment dealer who is a member of any Selling Group formed by the Underwriters and appoints the Underwriters as trustees of such rights and benefits for all such investment dealers, and the Underwriters hereby accept such trust and agree to hold such rights and benefits for and on behalf of all such investment dealers. The Underwriters shall ensure that any investment dealer who is a member of any Selling Group formed by the Underwriters pursuant to the provisions of this paragraph or with whom the Underwriters have a contractual relationship with respect to the Offerings, if any, shall agree to comply with the relevant covenants and obligations given by the Underwriters herein. The Underwriters shall, however, be under no obligation to engage any sub-agent or form any Selling Group.

In consideration for their services hereunder, the Corporation agrees to pay to the Underwriters the fees and any other compensation set forth in this Agreement.

The following are the terms and conditions of the agreement between the Corporation and the Underwriters:

ARTICLE 1- INTERPRETATION

1.1 In this Agreement,

"Agreement" means this agreement, as it may be amended, modified or supplemented from time to time in accordance with its terms;

"Ancillary Documents" means the Charity FT Subscription and Renunciation Agreement, the Subscription Agreements and all other agreements, certificates and documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement;

"Applicable Securities Laws" means all applicable securities Laws in each of the Qualifying Jurisdictions and the respective regulations, rules and forms thereunder together with applicable orders, rulings, instruments and published policy statements of the Canadian Securities Administrators;

"Big Bulk Project" means the Corporation's Big Bulk copper-gold project located in northwestern British Columbia, as more particularly described in the Corporation's Information Record;

"Blanket Order" means the Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption of the Canadian Securities Administrators;

"Business Day" means a day other than a Saturday, Sunday or statutory or banking holiday in the Province of Ontario or the Province of British Columbia;

"Canadian Exploration Expense(s)" or "CEE" means Canadian exploration expenses described in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act, or that would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.4) were a reference to paragraph (f), other than (i) amounts which are prescribed to constitute a "Canadian exploration and development overhead expense" under the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act , (iii) any expenditures described in paragraphs 66(12.6)(b.1) or (b.2) of the Tax Act, and (iv) any amount paid or payable for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of "expense" in subsection 66(15) of the Tax Act;

"Canadian Securities Regulators" means the applicable securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions, and "Canadian Securities Regulator" means any one of them;

"Charity FT Share Subscription Price" has the meaning set out on page 1 of this Agreement; "Charity FT Shares" means Common Shares that will qualify as "flow-through shares" as defined in subsection 66(15) of the Tax Act issued to Charity FT Subscribers;

"Charity FT Subscribers" means, collectively, the purchasers of Charity FT Shares pursuant to the LIFE Offering;

"Charity FT Subscription and Renunciation Agreement" means the charity flow-through subscription and renunciation agreement dated October 23, 2025 between the Corporation and Oberon Capital Corporation.

"Claim" has the meaning given to it in Section 9.1 of this Agreement;

"Closing" means the closing of the Offerings;

"Closing Date" means October 23, 2025 or on such other date as the Underwriters and the Corporation may determine;

"Commitment Amount" means the sum of (i) the Flow-Through Share Subscription Price multiplied by the total number of Flow-Through Shares subscribed and paid for pursuant to the Private Placement Offering, and (ii) the Charity FT Share Subscription Price multiplied by the total number of Charity FT Shares subscribed and paid for pursuant to the LIFE Offering;

"Common Shares" means common shares in the capital of the Corporation, as currently constituted;

"Contract" means any written or oral agreement, indenture, contract, lease, sublease, deed of trust, licence, option, or other legally enforceable obligation of or in favour of the applicable person;

"Corporation" has the meaning given to it in the first paragraph of this Agreement;

"Corporation Projects" means, collectively, the Material Projects and the Other Projects;

"Corporation Subsidiaries" means Homestake Resource and Homestake Royalty;

"Corporation's Counsel" means Stikeman Elliott LLP;

"Corporation's Information Record" means: (i) any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Corporation which has been filed on SEDAR+ (including the LIFE Offering Document), and (ii) any information which appears on the Corporation's website;

"CRA" means the Canada Revenue Agency;

"Employee Plans" has the meaning given to it in Section 3.2(jj) of this Agreement;

"Enforceability Qualifications" means that enforceability is subject to bankruptcy, insolvency and other similar Laws affecting creditors' rights generally and to general principles of equity;

"Environmental Laws" has the meaning given to it in Section 3.2(n) of this Agreement;

"Exchange Approvals" means the conditional approval of each of the TSXV and the NYSE American for the Offerings;

"Expenditure Period" means the period commencing on the Closing Date and ending on the earlier of:

(a) the date on which an amount equal to the Commitment Amount has been fully expended in accordance with the terms hereof; and

(b) December 31, 2026.

"FCPA Legislation" means all applicable foreign corrupt practice Laws, including the Corruption of Foreign Public Officials Act (Canada);

"Financial Information" means (i) the audited financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, including the notes thereto, together with the report of the Corporation's auditors thereon; (ii) the unaudited interim consolidated financial statements of the Corporation as at and for the three and six months ended June 30, 2025 and 2024; and (iii) in the case of each of (i) and (ii), the applicable accompanying management's discussion and analysis of financial condition and results of operations;

"Flow-Through Securities" means, collectively, the Private Placement Shares and the Charity FT Shares;

"Flow-Through Share Subscription Price" has the meaning set out on page 1 of this Agreement;

"Flow-Through Shares" means Common Shares that will qualify as "flow-through shares" as defined in subsection 66(15) of the Tax Act issued to Private Placement Subscribers;

"Flow-Through Subscribers" means, collectively, purchasers of Charity FT Shares pursuant to the LIFE Offering and the Private Placement Subscribers;

"Governmental Authority" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, court, commission, board, bureau, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above (including the TSXV and the NYSE American); or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter;

"Haywood" means Haywood Securities Inc., the co-lead underwriter and joint bookrunner for the Offerings;

"Homestake Resource" means Homestake Resource Corporation;

"Homestake Royalty" means Homestake Royalty Corporation;

"IFRS" has the meaning given to it in Section 3.2(f);

"including" means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

"Indemnified Party" has the meaning given to it in Section 9.1 of this Agreement;

"Individual Commitment Amount" means, (i) in respect of each LIFE Purchaser for Charity FT Shares, an amount equal to the Charity FT Share Subscription Price multiplied by the number of

Charity FT Shares subscribed and paid for by such LIFE Purchaser pursuant to the LIFE Offering, and (ii) in respect of each Private Placement Subscriber for Private Placement Shares, an amount equal to the Flow-Through Share Subscription Price multiplied by the number of Private Placement Shares subscribed and paid for by such Private Placement Subscriber;

"Kitsault Valley Project" means the Corporation's combined Kitsault Valley project located in northwestern British Columbia, as more particularly described in the Corporation's Information Record;

"Kitsault Valley Technical Report" means the combined technical report with an effective date of September 28, 2022, and titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada";

"Kitsault Valley Title Opinions" has the meaning given to it in Section 5.1(f) of this Agreement;

"Law" means any federal, provincial, territorial, state or municipal law, statute, ordinance, regulation, rule, by-law, judgment, decree, order or award of any Governmental Authority of competent jurisdiction;

"Lien" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by Law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, hypothec, pledge, title retention agreement, reservation of title, servitude, right of way, restrictive covenant, right of use or any matter capable of registration against title or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy property or assets;

"LIFE Offering" means the offering of $25,954,000 of securities in the capital of the Corporation, consisting of 2,906,000 Non-FT Shares at a price of $6.50 per Non-FT Share and 750,000 Charity FT Shares at the Charity FT Share Subscription Price, to be issued and sold by the Corporation to the Underwriters (or Substituted Purchasers) pursuant to the LIFE Offering Document;

"LIFE Offering Document" means the offering document dated October 2, 2025 prepared and filed on SEDAR+ by the Corporation to permit the issuance of the Charity FT Shares and the Non- FT Shares, all in accordance with the listed issuer financing exemption under Part 5A of NI 45- 106, as amended by the Blanket Order;

"LIFE Offering Shares" has the meaning set out on page 1 of this Agreement;

"LIFE Purchasers" means, collectively, the purchasers of LIFE Offering Shares under the LIFE Offering;

"LIFE Questionnaires" means the separate purchaser questionnaires of the LIFE Purchasers, in the forms as agreed to by the Corporation and the Underwriters;

"Material Adverse Effect" means the effect resulting from any event or change which has a material adverse effect on the consolidated business, affairs, capital, operations or assets (including assets in which the Corporation has a direct or indirect economic interest) of the Corporation;

"material change" has the meaning ascribed to such term in NI 51-102;

"material fact" means a material fact for the purposes of the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Common Shares;

"Material Projects" means, together, the Kitsault Valley Project and the Big Bulk Project;

"Mining Claims" means the material mining licenses, claims, leases and other mineral property rights in respect of the Corporation Projects;

"misrepresentation" means a misrepresentation as defined under the Applicable Securities Laws or any of them or, where undefined under the Applicable Securities Laws of a jurisdiction, means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

"NEO" has the meaning given to it in Form 51-102F6V Statement of Executive Compensation - Venture Issuers;

"NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

"NI 45-102" means National Instrument 45-102 Resale of Securities;

"NI 45-106" means National Instrument 45-106 Prospectus Exemptions;

"NI 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"Non-FT Shares" has the meaning set out on page 1 of this Agreement;

"NYSE American" means NYSE American, LLC;

"Offer Letter" means the engagement letter between the Corporation and Haywood dated October 1, 2025;

"Offered Shares" has the meaning set out on page 1 of this Agreement;

"Offerings" means the Private Placement Offering and the LIFE Offering;

"Other Projects" means the Kinskuch Property, the Porter Property and the MTB Projects, located in British Columbia, as more particularly described in the Corporation's Information Record;

"Outstanding Convertible Securities" means all options (whether put or call options), including options granted or proposed to be granted to officers, directors, employees or consultants, share purchase or acquisition rights or warrants and other convertible securities outstanding, whether issued pursuant to an established plan or otherwise;

"person" means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

"Private Placement Offering" has the meaning given to it in the first paragraph of this Agreement;

"Private Placement Subscribers" means, collectively, the purchasers of Private Placement Shares pursuant to the Private Placement Offering;

"Proposed Amendments" means those specific proposals to amend the Tax Act publicly announced on March 3, 2025 by the Minister of Energy and Natural Resources on behalf of the Minister of Finance proposing an amendment to extend the mineral exploration tax credit for investors in flow-through shares until March 31, 2027;

"Qualified Look-Back Expenditure" means a Resource Expense incurred by the Corporation in 2026.

"Qualifying Jurisdictions" means (i) in respect of the LIFE Offering, each of the provinces of Canada, except Quebec and (ii) in respect of the Private Placement Offering, means all provinces of Canada;

"Regulation S" means Regulation S promulgated under the U.S. Securities Act;

"Resource Expense" means an expense that:

(a) is a Canadian Exploration Expense;

(b) subject to the enactment of the Proposed Amendments with effect prior to the date hereof, once renounced to a Flow-Through Subscriber who is an individual other than a trust or estate, would qualify as a "flow-through mining expenditure", as described in subsection 127(9) of the Tax Act as such definition read on March 2, 2025, assuming that the dates contained in such definition are amended as described in the Proposed Amendments, of the Flow-Through Subscriber or, where the Flow-Through Subscriber is a partnership, of the members of the Flow- Through Subscriber who are individuals (other than a trust or estate) to the extent of their respective shares of the expense so renounced; and

(c) qualifies as a "BC flow-through mining expenditure" as defined in section 4.721 of the Income Tax Act (British Columbia) with respect to Flow-Through Subscribers who are qualifying individuals under the Income Tax Act (British Columbia), which will allow such Flow-Through Subscribers to claim a 20% BC mining flow-through share tax credit in 2025;

"SEC" means the United States Securities Exchange Commission;

"Securities Commissions" means, collectively, the securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions and "Securities Commission" means a securities commission or other securities regulatory authority in any one Qualifying Jurisdiction, as the context may require;

"SEDAR+" means the System for Electronic Data Analysis and Retrieval established by National Instrument 13-103 - System for Electronic Data Analysis and Retrieval + (SEDAR+) of the Canadian Securities Administrators;

"Selling Group" has the meaning set out on page 3 of this Agreement;

"Selling Jurisdictions" has the meaning set out on page 2 of this Agreement;

"Subscribers" means, collectively, purchasers of Offered Shares under the Offerings;

"Subscription Agreements" means the subscription agreements entered into between the Flow- Through Subscribers and the Corporation in respect of the Flow-Through Securities;

"subsidiary" has the meaning given to such term under NI 45-106;

"Substituted Purchasers" has the meaning set out on page 1 of this Agreement;

"Survival Limitation Date" means the second anniversary of the Closing Date;

"Tax Act" means the Income Tax Act (Canada), together with all regulations promulgated thereunder, as amended and in force from time to time and including any specific proposals to amend the Tax Act that are publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and which have effect prior to the date hereof, including the Proposed Amendments;

"Termination Date" means December 31, 2026;

"Time of Closing" means 8:30 am (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

"TSXV" means the TSX Venture Exchange;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriters' Counsel" means McCarthy Tétrault LLP;

"Underwriting Fee" means the fee payable to the Underwriters as specified in Section 7.1 of this Agreement;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" has the meaning given to such term in Rule 902(k) of Regulation S;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended;

"U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, the rules and policies of the SEC and any applicable state securities laws; and

"U.S. Selling Group Members" has the meaning set out on page 2 of this Agreement.

1.2 The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to "paragraph" and "Section" (unless otherwise indicated) are to the appropriate paragraphs and Sections of this Agreement. Unless the context otherwise requires, any reference to a statute shall be deemed to include regulations made pursuant thereto, all amendments in force from time to time and any statute or regulation that may be passed that has the effect of supplementing or superseding the statute or regulation referred to.

1.4 Any action or payment required or permitted to be taken or made hereunder on a day which is not a Business Day shall or may be, as the case may be, taken or made on the next succeeding Business Day, except when otherwise prescribed by Applicable Securities Laws or rules and policies of the TSXV or the NYSE American, with the same force and effect as if taken or made within the period for the taking or making of such action.

1.5 This Agreement shall be governed by and construed in accordance with the internal laws of the Province of British Columbia and the federal laws of Canada applicable therein, without reference to conflicts of law rules.

1.6 All amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.7 In this Agreement, a reference to "knowledge" of the Corporation means to the best of the knowledge of Shawn Khunkhun, President and Chief Executive Officer of the Corporation, and Ann Fehr, Chief Financial Officer of the Corporation, in each case having made due inquiry.

1.8 The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" - Details of the Corporation's Material Mining Properties
Schedule "B" - Details as to Outstanding Convertible Securities
Schedule "C" Compliance with United States Securities Laws

ARTICLE 2- PURCHASE, SALE AND DISTRIBUTION

2.1 Each Subscriber who is resident in one of the Qualifying Jurisdictions will purchase under an available exemption in NI 45-106 so that the Corporation will be exempt from the prospectus requirements of the Applicable Securities Laws. Each Private Placement Subscriber who is resident in one of the Qualifying Jurisdictions shall purchase under one or more "private placement" exemptions under NI 45-106 so that the Corporation will be exempt from the prospectus requirements of the Applicable Securities Laws in Canada.

The Corporation hereby agrees to use its commercially reasonable efforts to secure compliance with all securities regulatory requirements on a timely basis in connection with the distribution of the Offered Shares to the Subscribers, including by filing within the periods stipulated under Applicable Securities Laws and at the Corporation's expense all private placement forms required to be filed by the Corporation in connection with the Offerings, including the LIFE Offering Document in respect of the LIFE Offering, and paying all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Securities Laws (including so as to ensure that the requirements from the Closing Date under NI 45-102 that are within the Corporation's power to control are complied with by the Corporation such that the Private Placement Shares will be subject to a "hold period" which expires four months and one day following the Closing Date and the LIFE Offering Shares will not be subject to a "hold period"). The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offerings. The Underwriters will notify the Corporation with respect to the identity of each Subscriber and other necessary information respecting each Subscriber as soon as practicable, and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Offered Shares.

2.2 Each Underwriter hereby severally represents, warrants and covenants with the Corporation (and acknowledge that the Corporation is relying upon such representations and warranties) that it will:

(a) conduct (and has conducted) activities in connection with arranging for the sale of the Offered Shares in compliance with all Applicable Securities Laws, including, for greater certainty, conducting the LIFE Offering pursuant to the 'listed issuer financing exemption' in Part 5A of NI 45-106, as amended by the Blanket Order, to purchasers in the applicable Qualifying Jurisdictions;

(b) not solicit (and has not solicited) offers to purchase or sell the Private Placement Shares generally or any of the Offered Shares so as to require registration of, or filing of a prospectus, offering memorandum or similar disclosure document with respect to the Offered Shares under the laws of any jurisdiction, including the United States, other than the LIFE Offering Document in respect of the LIFE Offering;

(c) obtain a duly completed LIFE Questionnaire from each LIFE Purchaser relating to the transactions contemplated by the LIFE Offering and this Agreement, together with all documentation or information from such LIFE Purchaser as may be necessary to ensure compliance with Applicable Securities Laws and the receipt of Exchange Approval;

(d) obtain a duly completed and executed from each Private Placement Subscriber relating to the transactions contemplated by the Private Placement Offering and this Agreement, together with all documentation or information from such LIFE Purchaser as may be necessary to ensure compliance with Applicable Securities Laws and the receipt of Exchange Approval;

(e) not provide (and has not provided) to prospective purchasers an offering memorandum within the meaning of Applicable Securities Laws in Canada and not advertise (and have not advertised) the Private Placement Offering in (A) printed media of general and regular paid circulation (including newspapers or magazines), (B) radio, (C) television, or (D) telecommunication (including electronic display) and not make (and has not made) use of any green sheet or other internal marketing document without the consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld; and

(f) not conduct (and has not conducted) any seminar or meeting concerning the offer or sale of the Offered Shares whose attendees have been invited by any general solicitation or general advertising.

2.3 Restrictions on Sales Outside of the Qualifying Jurisdictions:

(a) The Corporation hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Offered Shares and the Corporation shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offerings required to be filed pursuant to Applicable Securities Laws in Canada within the time required, and in the form prescribed, by Applicable Securities Laws in Canada.

(b) The Corporation also agrees to file within the periods stipulated under applicable Laws outside of Canada and at the Corporation's expense all private placement forms required to be filed by the Corporation in connection with the Offerings and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada.

(c) The Underwriters agree to offer the Offered Shares for sale only in the Selling Jurisdictions and to offer and sell the Offered Shares to purchasers in the United States only in compliance with Schedule "C" attached hereto, and, subject to the consent of the Corporation (acting reasonably), in such jurisdictions outside of the Selling Jurisdictions where permitted by and in accordance with Applicable Securities Laws and the Applicable Securities Laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions, the Corporation shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Corporation will not be subject to any continuous disclosure requirements in such jurisdictions.

ARTICLE 3- REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1 Representations, Warranties, Covenants and Acknowledgements of the Underwriters

Each Underwriter hereby severally represents, warrants and covenants with the Corporation that:

(a) it is a valid and subsisting corporation, duly incorporated, continued, amalgamated or formed, as applicable, and in good standing under the laws of the jurisdiction in which it is existing;

(b) it is, and will remain until the completion of the Offerings, appropriately qualified and registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder;

(c) it has all requisite corporate power and capacity to enter into this Agreement and the Subscription Agreements and to carry out the transactions contemplated under this Agreement on the terms and conditions set forth herein;

(d) this Agreement and any Subscription Agreements to which it is a party have been duly authorized, executed and delivered by it and shall constitute a valid and binding obligation of such Underwriter, enforceable against it in accordance with its terms except as to the Enforceability Qualifications;

(e) it has complied and will comply, and shall require any other member of the Selling Group to agree to comply, with Applicable Securities Laws in connection with the distribution of the Offered Shares including the U.S. selling restrictions imposed by the laws of the United States and the applicable states of the United States, and the terms and provisions set forth in Schedule "C" to this Agreement, shall ensure that each member of the Selling Group agrees to comply with the covenants and obligations given by the Underwriter herein, to the extent applicable, and shall offer the Offered Shares in the Selling Jurisdictions directly and through the Selling Group only upon the terms and conditions set out in the LIFE Offering Document, the applicable Subscription Agreements and this Agreement for the LIFE Offering and the applicable Subscription Agreements and this Agreement for the Private Placement Offering. The Underwriter has offered and will offer, and shall require any member of the Selling Group to offer, and sell the Offered Shares only in the Selling Jurisdictions where they may be lawfully offered for sale or sold;

(f) it shall not, and shall require each member of the Selling Group to agree to not, directly or indirectly, sell or solicit offers to purchase the Offered Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Corporation with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Corporation (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the LIFE Offering Document in the Qualifying Jurisdictions);

(g) if any Underwriter is acquiring the Charity FT Shares on its own behalf, or as agent for any principal acquiring beneficial ownership of the Charity FT Shares, with an intention of participating in a Follow-On Transaction (as defined in the Subscription Agreements for Charity FT Shares), such Underwriter acknowledges and confirms that it and any such principal on whose behalf it is acting as agent is (a) not relying on the Corporation or its counsel regarding any representations and warranties in respect of the tax consequences or potential tax benefits of investing in the Charity FT Shares and participating in the Follow-On Transaction, and (b) shall ensure that the Follow-On Transaction does not, in and of itself, cause the Charity FT Shares to be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act;

(h) if any Underwriter is acquiring the Charity FT Shares on its own behalf, or as agent for any principal acquiring beneficial ownership of the Charity FT Shares, with the intention of participating in a Follow-On Transaction, such Underwriter acknowledges and confirms on its own behalf or as agent for any such principal that the Corporation has no knowledge of the Follow-On Transaction, other than that it may or may not occur, that the Corporation will have no involvement or participation in any Follow-On Transaction other than to register any transfer of securities as a result and that the Corporation is not, and has not acted as, a "promoter" (as such term is defined in the Tax Act) in respect of any such Follow- On Transaction;

(i) no Underwriter shall act, or purport to act, as agent or representative of the Corporation in connection with any Follow-On Transaction and each Underwriter acknowledges that any services or activities performed by the Underwriters in connection with any Follow-On Transaction are excluded from this Agreement. The Underwriters acknowledge that any consideration payable hereunder is for the Underwriter's services in respect of arranging for the sale of the Offered Shares and performing administrative work in connection with the sales of the Offered Shares only. The Underwriters further acknowledge that the Corporation is not entitled, and will not become entitled, to receive any consideration in respect of any Follow-On Transaction that might occur; and

(j) the Underwriter's acknowledge that the Corporation shall not be liable or responsible for any breach of any covenant, warranty or representation given in this Agreement if the Private Placement Shares or the Charity FT Shares are "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act as a result of the Follow-On Transactions or any other action taken by the Underwriters or any Flow-Through Subscribers.

3.2 Representations, Warranties and Covenants of the Corporation

The Corporation hereby represents and warrants to, and covenants with, the Underwriters, intending that the same may be relied upon by the Underwriters (except to the extent that any such representation, warranty or covenant would otherwise cause any of the Flow-Through Securities not to be "flow-through shares" as defined in subsection 66(15) of the Tax Act), that:

(a) Good Standing of the Corporation. The Corporation has been duly formed and is validly existing under the Business Corporations Act (British Columbia) and is current and up to date with all filings required to be made by it, and has all requisite corporate power and authority to carry on its business as currently conducted, and to own, lease and operate its properties and assets and to carry out the transactions contemplated by this Agreement and the Ancillary Documents and carrying out the obligations hereunder and thereunder. The Corporation is duly qualified or authorized to transact business and is in good standing (in respect of the filing of annual returns where required or other information filings under applicable corporations information legislation) in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(b) Subsidiaries. Other than the Corporation Subsidiaries, the Corporation does not have any subsidiaries. Each Corporation Subsidiary has been incorporated and is validly existing under the provincial laws of British Columbia, and is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets. The authorized capital of Homestake Resource consists of an unlimited number of common shares in the capital of Homestake Resource. As at the date hereof, there are 103,248,300 common shares in the capital of Homestake Resource issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable common shares in the capital of Homestake Resource. The Corporation is the legal, beneficial and registered owner of all of the common shares in the capital of Homestake Resource free and clear of all Liens. The authorized capital of Homestake Royalty consists of unlimited common shares without par value and as of the date hereof, there is one common share in the capital of Homestake Royalty issued and outstanding that has been duly authorized and validly issued and is fully paid and non-assessable. Homestake Resource is the legal, beneficial and registered owner of the single issued and outstanding common share in the capital of Homestake Royalty free and clear of all Liens. No person has any right, agreement or option for the purchase from the Corporation or any Corporation Subsidiary any interest in any of such shares of any Corporation Subsidiary or for the issue or allotment of any unissued shares in the capital of any Corporation Subsidiary.

(c) Share Capital of the Corporation. As of the date hereof, prior to giving effect to the Offerings, the authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof, 87,220,780 Common Shares are issued and outstanding as fully paid and non-assessable shares. As of the date hereof, other than as described in Schedule "B" to this Agreement and other than pursuant to this Agreement, there are no Outstanding Convertible Securities of the Corporation.

(d) Authorization. The Corporation has full corporate power and authority to issue the Offered Shares. The Offered Shares, when issued, will have been duly and validly issued as fully paid and non-assessable.

(e) Absence of Rights. Except as adequately otherwise disclosed in the Corporation's Information Record (including Hecla Canada Ltd. and Fury Gold Mines Ltd.'s pre- emptive rights), there is no right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued Common Shares or any other agreement or option, for the issue or allotment of any unissued Common Shares or any other security convertible into or exchangeable for any Common Shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares.

(f) Financial Information. The Financial Information:

(i) presents fairly, in all material respects, the financial position of the Corporation, and the results of its operations and its cash flows, for the periods specified in such Financial Information; and

(ii) conforms with International Financial Reporting Standards applicable in Canada ("IFRS").

(g) Off Balance Sheet. The Corporation has not engaged in any "off balance sheet" or similar financing.

(h) Liabilities. The Corporation does not have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not adequately disclosed or referred to in the Financial Information, other than liabilities, obligations or indebtedness or commitments incurred after the last period covered by the Financial Information in the normal course of business and which would not reasonably be expected to have a Material Adverse Effect.

(i) Non-Contravention. Neither the Corporation nor any Corporation Subsidiary is in violation of its constating documents. None of the Offerings, the execution, delivery and performance of this Agreement or the Ancillary Documents or the consummation of the transactions contemplated herein and therein, including the issue of the Offered Shares and the renunciation of CEE to the Flow-Through Subscribers, does or will:

(i) subject to compliance by the Underwriters with the provisions of this Agreement, require the consent, approval, authorization, order or agreement of, or registration or qualification with, any Governmental Authority or other person, except:

A. such as have been obtained, or

B. such as may be required under the Applicable Securities Laws and the policies of each of the TSXV and the NYSE American and will be obtained by the Closing Date; or

(ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of or Lien upon any of the consolidated properties or assets of the Corporation under any provision of:

A. the constating documents of the Corporation or any Corporation Subsidiary, or

B. subject to the filings and other matters referred to in the immediately following sentence:

(1) any Contract to which the Corporation or any Corporation Subsidiary is a party or by which any of its properties or assets are bound;

(2) any Law applicable to the Corporation or any Corporation Subsidiary or any of their respective properties or assets; or

(3) any authorization held or obtained by the Corporation or any Corporation Subsidiary or in which they have an economic interest,

other than any such conflicts, violations, defaults, rights, losses or Liens that would not, in any case of (i) or (ii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j) Independent Accountants. The accountants who reported on the Financial Information are independent with respect to the Corporation within the meaning of Canadian Applicable Securities Laws. There has never been any reportable event (within the meaning of NI 51-102) with the current auditors or any former auditors (if any) of the Corporation.

(k) Material Assets. The Corporation is, directly or indirectly, the legal and beneficial owner of, and has good and marketable right, title and interest in and to the assets of the Corporation and the Corporation Subsidiaries. The interests of the Corporation in the assets are as reflected in the Corporation's Information Record and free and clear of all Liens (except as otherwise disclosed in the Corporation's Information Record). Any and all Contracts pursuant to which the Corporation or, to the knowledge of the Corporation, any Corporation Subsidiary, holds material assets or is entitled to the use of or acquire ownership of material assets (whether directly or indirectly) (including in respect of the Kitsault Valley Project, subject to the qualifications to be provided in the Kitsault Valley Title Opinions) are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, and there is currently no material default of any of the provisions of any such agreements nor has any such default been alleged, and the Corporation, after making due enquiries, is not aware of any disputes with respect thereto and such assets are in good standing under the applicable Laws of the jurisdictions in which they are situate, and all leases, licences, concessions, mineral rights and claims pursuant to which the Corporation or a Corporation Subsidiary has an economic interest (whether legal or beneficial) in such material assets are in good standing (subject to the qualifications to be provided in the Kitsault Valley Title Opinions) and there has been no material default under any such leases, licences, concessions, and claims of the Corporation and all taxes required to be paid by the Corporation with respect to such assets to the date hereof have been paid.

(l) Technical Information. The Corporation has filed all technical reports as required by NI 43-101 for each mineral project on a property material to the Corporation, and any such technical reports have been prepared in material compliance with the requirements thereof. The technical information set forth in the documents filed by the Corporation on SEDAR+, including relating to any estimates by the Corporation of mineral resources and mineral reserves, has been reviewed and approved by qualified persons (as defined in NI 43-101) and, in all cases, the resource information has been prepared in accordance with Canadian industry standards set forth in NI 43-101, and the information upon which any estimates of resources and reserves were based was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof. The Kitsault Valley Technical Report and any other such technical reports are the only "current" technical reports of the Corporation for the purposes of NI 43-101 and, to the knowledge of the Corporation, no material information was withheld from the authors thereof for the purposes of preparing the Kitsault Valley Technical Report and, to the knowledge of the Corporation, all information provided to such authors for such purposes is true and accurate and not misleading and was given in good faith. All statements of fact relating to the Corporation and its activities contained in the Kitsault Valley Technical Report are true and accurate in all material respects as of the date thereof and no such fact has been omitted therefrom (or information withheld) the omission of which would make any statement of fact therein misleading. To the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as adequately disclosed in the Corporation's Information Record.

(m) Exploration and Development Activities. To the knowledge of the Corporation:

(i) all assessments or other work required to be performed within the areas covered by the Mining Claims in order to maintain the Corporation's interests therein have been performed to date and the Corporation has complied in all material respects with all applicable Laws in this regard, as well as with regard to legal, contractual obligations to third parties in this regard except for any non-compliance that would not, either individually or in the aggregate, have a Material Adverse Effect;

(ii) there are no expropriations or similar proceedings against any property in which the Corporation has a direct or indirect economic interest or any related Mining Claim; and

(iii) all exploration and development activities conducted on premises in which the Corporation has a direct or indirect economic interest have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace Laws have been duly complied with, except where the failure to so conduct operations would not reasonably be expected to have a Material Adverse Effect.

(n) Environmental Laws. To the Corporation's knowledge (i) neither the Corporation nor any Corporation Subsidiary is in violation of any federal, provincial, state, local, municipal or foreign Law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws") except where such violations would not be reasonably expected, on an individual or aggregate basis, to have a Material Adverse Effect, (ii) the Corporation and each Corporation Subsidiary has all permits, authorizations and approvals required under any applicable Environmental Laws and is in compliance with their requirements, except where the failure to have such permits, authorizations and approvals would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect, and (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Corporation or any Corporation Subsidiary which, if determined adversely, would reasonably be expected to have a Material Adverse Effect. Other than for ongoing legislative reporting, there are no environmental audits, evaluations, assessments, studies or tests that were commissioned by the Corporation or any Corporation Subsidiary respecting the business, operations, properties or facilities of the Corporation or any Corporation Subsidiary or in which it has a direct or indirect economic interest.

The Mining Claims are not located in any environmental conservation unit, whether 'full protection units' or 'sustainable use units', nor in their buffer zones, or in Aboriginal protection areas.

There is no tailings dam (or water dam) within, or within a radius of 100 km outside of, the areas covered by the Mining Claims. The Mining Claims are not located within any tailings (or water) dam rescue zones.

(o) Conduct of Business; Possession of Licenses and Permits. The Corporation and, to the knowledge of the Corporation, each of the Corporation Subsidiaries, has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business. The Corporation and, to the knowledge of the Corporation, each of the Corporation Subsidiaries, as the case may be, possesses such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign, as applicable, Governmental Authorities necessary to own, lease, stake or maintain the Mining Claims and other property interests and to conduct the business now operated, including to conduct exploration at the Corporation's various projects, except where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a Material Adverse Effect. The Corporation and, to the knowledge of the Corporation, each Corporation Subsidiary, as the case may be, is in compliance with the terms and conditions of all such Governmental Licenses, and is not in violation of, or in default under, applicable Laws (including Environmental Laws) of any Governmental Authorities having, asserting or claiming jurisdiction over the Corporation or over any part of the Corporation's operations or assets except where such non- compliance, violation or default would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Corporation, all of the Governmental Licenses are valid and in full force and effect. Neither the Corporation nor, to the knowledge of the Corporation, any Corporation Subsidiary, has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses.

(p) Material Contracts. All of the material Contracts of the Corporation and the Corporation Subsidiaries (collectively, the "Material Contracts") have been disclosed in the Corporation's Information Record or to the Underwriters or the Underwriters' Counsel, and, if required under the Canadian Applicable Securities Laws, have been filed at the Corporation's profile on SEDAR+. Neither the Corporation nor any Corporation Subsidiary has received notification from any party claiming that the Corporation is in material breach or default under any Material Contract.

(q) Restrictions on Dividends or Business. There is not, in the constating documents of the Corporation, or in any Contract or other instrument or document to which the Corporation is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation to the holders of its Common Shares. No Corporation Subsidiary is currently prohibited, directly or indirectly, under any Contract or other instrument to which it is a party or is subject, from paying any dividends to the Corporation, from making any other distribution on the Corporation Subsidiary's outstanding equity securities, from repaying to the Corporation any loans or advances to the Corporation Subsidiary from the Corporation or from transferring any of the Corporation Subsidiary's properties or assets to the Corporation. Neither the Corporation nor any Corporation Subsidiary is a party to or bound or affected by any Contract containing any covenant which expressly limits the freedom of the Corporation or any Corporation Subsidiary to compete in any line of business, transfer or move any of its assets or operations or which materially or adversely affects the consolidated business practices, operations or condition of the Corporation, except as disclosed in the Corporation's Information Record.

(r) No Material Adverse Effect. Since December 31, 2024, (i) there has been no change in the consolidated condition (financial or otherwise), or in the consolidated properties, capital, affairs, prospects, operations, assets or liabilities of the Corporation, whether or not arising in the ordinary course of business, which would reasonably be expected to give rise to a Material Adverse Effect, except as disclosed in the Corporation's Information Record, and (ii) there have been no transactions entered into by the Corporation, other than those in the ordinary course of business, which are material with respect to the Corporation, except as disclosed in the Corporation's Information Record.

(s) Absence of Changes. Since December 31, 2024, the Corporation has carried on business in the ordinary course, and, except as disclosed in the Corporation's Information Record, there has not been:

(i) any material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Corporation, other than those changes occurring in the ordinary course of business, none of which (either singly or taken together) has had or would reasonably be expected to have a Material Adverse Effect;

(ii) except as contemplated in this Agreement, any material change in the share capital or long-term debt of the Corporation;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Corporation or any direct or indirect redemption, purchase or other acquisition of any shares; or

(iv) any change in accounting or tax practices followed by the Corporation.

(t) Absence of Proceedings. To the Corporation's knowledge, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or other Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Corporation Subsidiary, which has not been disclosed in the Corporation's Information Record, or which if determined adversely would reasonably be expected to have a Material Adverse Effect, or which, if determined adversely, would reasonably be expected to materially adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder or under any of the Ancillary Documents.

(u) Outstanding Judgements. There is no outstanding judgement, order, decree, arbitral award or decision of any court, tribunal or other Governmental Authority against the Corporation or any Corporation Subsidiary.

(v) No Insolvency. Neither the Corporation nor any Corporation Subsidiary has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any Law, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed of any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Time of Closing, neither the Corporation nor any Corporation Subsidiary will be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(w) Unlawful Payment. To the knowledge of the Corporation, neither the Corporation or any Corporation Subsidiary, nor any of their respective employees or agents, has made any unlawful contribution or other payment to any person holding, or candidate for, any federal, state, provincial or other public office, Canadian or foreign, or failed to disclose fully any contribution, in violation of any Law, or made any payment, to any federal, state, provincial or other governmental officer or official, Canadian or foreign, or other person charged with similar public or quasi- public duties, other than payments required or permitted by applicable Laws. Without limiting the generality of the foregoing, to the knowledge of the Corporation, neither the Corporation or any Corporation Subsidiary nor any of their respective employees or agents has violated FCPA Legislation.

(x) Brokerage Fees. Other than the Underwriters or has otherwise been agreed to with the Underwriters prior to the date of this Agreement, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fees in connection with the Offerings.

(y) Authorization of Documents, etc. This Agreement has been, and at the Time of Closing each of the Ancillary Documents, and the transactions contemplated herein and therein, will have been duly authorized, executed and delivered by the Corporation and, in each case, will be a legal, valid and binding obligation of, and be enforceable against, the Corporation in accordance with its terms (subject to the Enforceability Qualifications). All corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Offered Shares, has been validly taken at the date hereof or will have been taken by the Closing Date. The Corporation has the necessary corporate power and authority to deliver and file the LIFE Offering Document and, prior to the filing of the LIFE Offering Document, all requisite action was taken by the Corporation to authorize the delivery and filing of the LIFE Offering Document.

(z) LIFE Offering. The Corporation satisfies each of the conditions and will comply with each of the requirements set out in Part 5A of NI 45-106, as amended by the Blanket Order. The sale and issue of the LIFE Offering Shares by the Corporation to the Underwriters will be conducted in accordance with Part 5A of NI 45-106, as amended by the Blanket Order.

(aa) No Default of Securities Laws. The Corporation is not in default of any requirement of Applicable Securities Laws which would reasonably be expected to have a Material Adverse Effect on the Offerings or the Corporation.

(bb) Disclosure. All information which has been prepared or compiled by the Corporation relating to the Corporation, the Corporation Subsidiaries and their businesses, properties and liabilities, and either filed on SEDAR+ or provided to the Underwriters or Underwriters' Counsel, including all financial, marketing, sales, technical mining and operational information, is as of the date of such information, true and correct in all material respects, and no material fact or facts have been omitted therefrom which would make such information misleading. In addition, the Corporation has filed all material documents required to be filed by it under Canadian Applicable Securities Laws and the documents filed by the Corporation constituting the Corporation's Information Record did not contain a misrepresentation at the time of their filing on SEDAR+.

(cc) No Default. Neither the Corporation nor, to the knowledge of the Corporation, any Corporation Subsidiary, is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the material property or assets (including any royalty or interest therein) thereof are or may be subject, and, to the knowledge of the Corporation, no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any Contract to which the Corporation or, to the knowledge of the Corporation, any of the Corporation Subsidiaries, is a party or by which any of them is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect.

(dd) Voting Agreements. The Corporation is not party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or any of the Corporation Subsidiaries, other than as disclosed in the Corporation's Information Record.

(ee) Shareholder Agreements. Neither the Corporation nor, to the knowledge of the Corporation, any shareholder of the Corporation is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation.

(ff) Interest of Insiders; Conflicts. Other than as disclosed in the Corporation's Information Record, to the knowledge of the Corporation:

(i) none of the directors, officers or employees of the Corporation or any Corporation Subsidiary, any known holder of more than 10% of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Corporation or any Corporation Subsidiary which, as the case may be, materially affected, is material to or will materially affect the Corporation or the Corporation Subsidiaries, take as a whole;

(ii) no officer, director or employee of the Corporation or any Corporation Subsidiary, and no person which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 10% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of any person which is, or is engaged in, a business competitive with the Corporation or any Corporation Subsidiary, as applicable, which in either case, materially adversely impacts, or would reasonably be expected to materially and adversely impact, on their ability to duly and properly perform their services;

(iii) no officer, director or employee of the Corporation or any Corporation Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Corporation Subsidiary, as applicable, in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation on a consolidated basis; and

(iv) neither the Corporation nor any Corporation Subsidiary owes any monies to, has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee or any person not dealing at "arm's length" (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business. To the knowledge of the Corporation, except as adequately disclosed in the Corporation's Information Record and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Corporation Subsidiary is a party to any Contract or understanding with any officer, director, employee or any other person not dealing at arm's length with them.

(gg) Executive Compensation. Except as disclosed by the Corporation to the Underwriters, the directors and executive officers of the Corporation and the Corporation Subsidiaries who are NEOs and their compensation arrangements (as applicable) with the Corporation and the Corporation Subsidiaries, as applicable, whether as directors, officers or employees are, in all material respects, as disclosed in the Corporation's Information Record.

(hh) Interest in Revenues. Except as adequately disclosed in the Corporation's Information Record, no officer, director, employee or any other person not dealing at arm's length with the Corporation (within the meaning of the Tax Act), or to the knowledge of the Corporation, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other Liens or claims of any nature whatsoever which are based on the revenues, profits, results of mineral project exploitation or other economic measure of the Corporation.

(ii) Employees. All material employment agreements, severance agreements and change of control agreements in respect of any NEOs, and all Employee Plans have been, in all material respects, disclosed in the Corporation's Information Record in accordance with applicable Laws. The Corporation and each of the Corporation Subsidiaries is in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, and there is not currently any labour disruption or conflict involving the Corporation or any Corporation Subsidiary. Neither the Corporation nor any Corporation Subsidiary is a party to a collective bargaining agreement. To the best of the Corporation's knowledge, there are no union organizing efforts being made at the Corporation or any Corporation Subsidiary.

(jj) Employee Plans. Each material plan, if any, for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or any Corporation Subsidiary for the benefit of any current or former director, officer, employee or consultant (collectively, the "Employee Plans") has been maintained in material compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan. Neither the Corporation nor any Corporation Subsidiary has or has had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction). All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Corporation and the Corporation Subsidiaries.

(kk) Indebtedness. Neither the Corporation nor any Corporation Subsidiary has guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person.

(ll) Insurance. The properties and assets in which the Corporation or any Corporation Subsidiary has a direct or indirect economic interest are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the terms of any policies in respect thereof have not been breached and the insured has not failed to promptly give any notice or present any material claim thereunder.

(mm) Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and, to the knowledge of the Corporation, the Corporation Subsidiaries, required by applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be), and are substantially true, complete and correct, and all taxes of the Corporation and to the knowledge of the Corporation, the Corporation Subsidiaries, have been paid or accrued in the Financial Information (except in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect).

(nn) Reporting Issuer. The Corporation is, and will at the Time of Closing be, a "reporting issuer" (or its equivalent) in each of the provinces of Canada, other than Quebec, and is not in default of any requirement of Applicable Securities Laws in Canada. The Corporation has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred with respect to which the requisite material change statement has not been filed.

(oo) Accounting Controls. The Corporation and the Corporation Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(pp) Mining Claims. The Mining Claims in respect of the Material Projects are set forth on Schedule "A", which schedule is a complete and accurate list of all such rights held by the Corporation and the Corporation Subsidiaries. All such Mining Claims are validly held by the Corporation or one of the Corporation Subsidiaries (subject to the qualifications to be set out in the Kitsault Valley Title Opinions). Such Mining Claims are free and clear of any material Liens and no material royalty is payable in respect of any of them, except as described in Schedule "A" or adequately disclosed in the Corporation's Information Record. Except as adequately disclosed in the Corporation's Information Record, no other mineral or property rights are necessary for the conduct of the Corporation's business in respect of the Material Projects as presently conducted and as contemplated in the Corporation's Information Record; and there are no material restrictions on the ability of the Corporation to use, access, transfer or otherwise explore or exploit any such mineral or property rights except as required by applicable Law and as adequately disclosed in the Corporation's Information Record. Except as adequately disclosed in the Corporation's Information Record, and except in respect of permits to be obtained in the ordinary course that are reasonably expected to be received by the Corporation in a timely fashion, the Corporation beneficially and legally owns (or has rights to own) 100% of the Mining Claims necessary to carry on its current and proposed exploration and exploitation activities. In respect of all such Mining Claims:

(i) neither the Corporation nor any Corporation Subsidiary has received or has knowledge of there having been issued any notice of default of any of the terms or provisions of the Mining Claims;

(ii) the execution, delivery and performance of this Agreement and the Ancillary Documents by the Corporation, and the consummation of the transactions contemplated herein, will not cause a default or termination, or give rise to the right of termination, or rights of first refusal or other pre- emptive rights under any of the Mining Claims;

(iii) all exploration permits, leases, concessions, licenses and mining claim payments, rentals, taxes, rates, assessments, renewal fees and other governmental charges owing in respect of the Mining Claims have been paid in full up to the date of this Agreement except as would not have a Material Adverse Effect;

(iv) the Mining Claims are in good standing in all material respects with respect to the performance of all material obligations required under applicable Law (including the performance of all required exploration and exploitation work, the performance of all minimum assessment work and the timely filing of any reports, applications and further documents) and the condition of any related surface rights is in compliance with all Laws and all orders of all Governmental Authorities having jurisdiction, including in respect of any material Environmental Laws; and

(v) there is no actual or, to the knowledge of the Corporation, threatened adverse claim against, or challenge to, the ownership of, or title to, any of the Mining Claims.

(qq) Aboriginal Claims. To the knowledge of the Corporation, there are no claims with respect to Aboriginal rights currently, or pending or threatened, with respect to any of the Corporation Projects or in respect of any other properties in which the Corporation has a direct or indirect economic interest.

(rr) No Cease Trade Orders. No Securities Commission in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in default of any requirement of Canadian Applicable Securities Laws, except such as would not have or would not reasonably be expected to have a Material Adverse Effect.

(ss) Stock Exchange Listings. The Corporation is in compliance in all material respects with the current listing requirements and all other applicable rules and regulations of the TSXV and the NYSE American, and has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from any of such exchanges.

(tt) Transfer Agent and Registrar. Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia, has been duly appointed as the transfer agent and registrar for the Common Shares.

(uu) Money Laundering Laws. The operations of the Corporation and, to the knowledge of the Corporation, the Corporation Subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering Laws of all relevant jurisdictions, the rules and regulations thereunder and any related Laws issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or other Governmental Authority or any arbitrator non-Governmental Authority involving the Corporation or, to the knowledge of the Corporation, any Corporation Subsidiary, with respect to the Money Laundering Laws is, to the best knowledge of the Corporation, pending or threatened.

(vv) No Pending Changes to Law, etc. The Corporation is not aware of any pending change or contemplated change to any applicable Law that could reasonably be expected to materially affect the business of the Corporation or the business or legal environment under which the Corporation or any Corporation Subsidiary operates.

(ww) Corporate Records. The minute books and corporate records of the Corporation made or to be made available to the Underwriters' Counsel in connection with the Underwriters' due diligence investigations of the Corporation for the period from its date of incorporation to the date of examination thereof, are the original minute books and records of the Corporation or true copies thereof and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and there have been no other proceedings of the shareholders, boards of directors or any committee of the boards of directors of the Corporation that are required to be included in such minute books and records to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Underwriters in writing and those which are or are not material in the context of the Corporation.

(xx) Qualification of Flow-Through Securities. Except as a result of any Follow-On Transaction (as defined in the Subscription Agreements for Charity FT Shares) and but for any agreement to which the Corporation or any "specified person" (within the meaning of subsection 6202.1(5) of the regulations to the Tax Act) in relation to the Corporation is not a party and of which the Corporation and each such "specified person" is unaware and, upon issue, the Flow-Through Securities will qualify as "flow-through shares" as described in subsection 66(15) of the Tax Act and will not be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act.

(yy) Principal Business Corporation. The Corporation is a "principal-business corporation" as defined in subsection 66(15) of the Tax Act and will continue to be a "principal-business corporation" as defined in subsection 66(15) of the Tax Act at all material times.

(zz) Power and Capacity to Issue the Flow-Through Securities. The Corporation has the full corporate right, power and authority to incur and renounce Resource Expenses in an amount equal to the Commitment Amount and has no reason to believe that it will be unable to incur on or after the Closing Date and on or before the Termination Date, or that it will be unable to renounce to the Flow-Through Subscribers effective on or before December 31, 2025, Resource Expenses in an amount equal to the Commitment Amount.

(aaa) Resource Expenses. The Corporation will:

(i) keep proper books, records and accounts of all Resource Expenses and all transactions affecting the Commitment Amount, the Resource Expenses and, in the event the CRA denies or proposes to deny the deduction of Resource Expenses renounced to any Flow-Through Subscribers and upon reasonable notice, to make such books, records and accounts available for inspection and review during normal business hours by and on behalf of the Flow-Through Subscriber at the Flow-Through Subscriber's expense;

(ii) incur or be deemed to incur, during the Expenditure Period, Resource Expenses in such amount that will enable the Corporation to renounce to each Flow-Through Subscriber, in accordance with the Tax Act and such Subscription Agreement(s) entered into with such Flow-Through Subscriber, Resource Expenses in an amount equal to such Flow-through Subscriber's respective Individual Commitment Amount;

(iii) renounce (in accordance with the Tax Act and the Subscription Agreements) to each Flow-Through Subscriber effective on or before December 31, 2025, Resource Expenses incurred or deemed to be incurred during the Expenditure Period by the Corporation in an amount equal to such Flow-Through Subscriber's respective Individual Commitment Amount, provided that in respect of any Qualified Look-Back Expenditures, such Flow-Through Subscriber (and if such Flow-Through Subscriber is a partnership, each partner thereof) deals at arm's length at all relevant times with the Corporation for purposes of the Tax Act;

(iv) deliver to each Flow-Through Subscriber at the Flow-Through Subscriber's address set forth in the applicable Subscription Agreement, not later than March 1, 2026, Form T101 Statement of Resource Expenses Supplementary, and Form RL-11, if applicable, setting forth the aggregate amount of Resource Expenses renounced to the Flow-Through Subscriber for filing with the Flow-Through Subscriber's tax return(s);

(v) file, within the time(s) prescribed by the Tax Act or the regulations to the Tax Act, and where the representations and warranties set out in the relevant Flow-Through Subscriber's Subscription Agreement are satisfied and as applicable, all forms required under the Tax Act or the regulations to the Tax Act necessary to renounce Resource Expenses to the Flow- Through Subscriber equal to the Flow-Through Subscriber's Individual Commitment Amount effective on or before December 31, 2025 and to provide such Flow-Through Subscribers with a copy of all such forms as required to be provided thereto, all on a timely basis; and

(vi) (A) renounce Resource Expenses to the Flow-Through Subscribers in an amount equal to each Flow-Through Subscriber's Individual Commitment Amount before renouncing Resource Expenses pursuant to any other agreement (a "Subsequent Agreement") which the Corporation shall, after the Closing Date, enter into, and (B) if the Corporation is required by the Tax Act (or any corresponding provincial legislation) or the regulations to the Tax Act or by the Minister of National Revenue to reduce Resource Expenses previously renounced to the Flow-Through Subscribers, such reduction shall, to the extent possible, be made by allocating the reduction to Flow-Through Subscribers pro rata based on the number of Flow- Through Securities subscribed for by the Flow-Through Subscriber; provided, however, the Corporation may only reduce Resource Expenses previously renounced to Flow-Through Subscribers pursuant to the Offerings after it has first reduced to the extent possible all Resource Expenses renounced to persons under Subsequent Agreements.

(bbb) Resource Expense Indemnity. If the Corporation does not renounce to a Flow- Through Subscriber effective on or before December 31, 2025, Resource Expenses in an amount equal to their Individual Commitment Amount, the Corporation shall indemnify and hold harmless the Flow-Through Subscriber (or, if the Flow-Through Subscriber is a partnership, the members thereof), and pay in settlement thereof to the Flow-Through Subscriber or, if the Flow-Through Subscriber is a partnership, the members thereof (each Flow-Through Subscriber or member thereof, as applicable, an "Indemnified Party"), on or before the twentieth business day following the date the amount is determined, but in any event no later than April 29, 2026, an amount equal to any tax payable (within the meaning of paragraph (c) of the definition of "excluded obligation" in subsection 6202.1(5) of the regulations under the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Party as a consequence of such failure; and in the event that the amount renounced by the Corporation to the Flow-Through Subscriber is reduced pursuant to subsection 66(12.73) of the Tax Act the Corporation shall indemnify and hold harmless each Indemnified Party and pay in settlement thereof to the Indemnified Party an amount equal to the amount of any tax payable (within the meaning of paragraph (c) of the definition of "excluded obligation" in subsection 6202.1(5) of the regulations under the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Party as a consequence of such reduction forthwith and in any event within 20 business days following the date that the Corporation receives a copy of the notice of assessment or reassessment issued by the CRA from the Indemnified Party. Notwithstanding the foregoing, this indemnity shall have no force or effect in respect of a Flow-Through Subscriber, and such Flow-Through Subscriber shall not have any recourse or rights of action to the extent the foregoing indemnity would otherwise cause the applicable Flow-Through Securities to be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act. For greater certainty, this indemnity shall not apply or extend to any claim related to the reduction or denial by the CRA of any tax deductions which results from the Charity FT Shares being "prescribed shares" for the purpose of regulation 6202.1 of the Tax Act and/or not "flow-through shares" as defined in subsection 66(15) of the Tax Act as a consequence of a Charity FT Subscriber participating in a Follow- On Transaction (as defined in the Subscription Agreements for Charity FT Shares). The foregoing indemnity shall be in addition to and not in derogation of any rights or remedies a Flow-Through Subscriber may otherwise have at common law (or civil law in the case of the province of Quebec) with respect to liabilities other than those payable under the Tax Act.

(ccc) Subscription Agreement Reps. The representations and warranties of the Corporation in the Subscription Agreements will, at the Time of Closing on the Closing Date be, true and correct.

ARTICLE 4- ADDITIONAL COVENANTS OF THE CORPORATION

4.1 The Corporation hereby further covenants to and with the Underwriters, on their own behalf and on behalf of the LIFE Purchasers and the Private Placement Subscribers, as applicable, as follows:

(a) the Corporation will enter into duly and fully completed Subscription Agreements, accompanied by properly completed and executed applicable schedules thereto and the subscription amount, with the Flow-Through Subscribers and, unless the Corporation reasonably believes that it would be unlawful to do so or in breach of any Applicable Securities Laws or the number of Flow-Through Securities subscribed for pursuant to the Subscription Agreements results in the Commitment Amount exceeding the maximum aggregate gross proceeds to be sold under this Agreement, will fully accept the subscriptions in each duly executed Subscription Agreement submitted to the Corporation accompanied by properly completed and executed schedules thereto and the required subscription funds;

(b) the Corporation will fulfil all legal requirements to permit the creation, issuance, offering and sale of the Offered Shares, all as contemplated in this Agreement, the LIFE Offering Document and the Subscription Agreements, as applicable, and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the Offerings;

(c) the Corporation will comply with each of the covenants of the Corporation set out in the Subscription Agreements;

(d) the Corporation will make all necessary filings, use its commercially reasonable efforts to obtain all necessary regulatory consents and approvals, including approvals required by the Applicable Securities Laws, the TSXV and the NYSE American, and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement and the Ancillary Documents;

(e) the Corporation will not, directly or indirectly, without the prior written consent of Haywood, on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed), offer to sell, grant any option to purchase or otherwise dispose of (or announce any intention to do so) any Common Shares, or any securities of the Corporation convertible into or exercisable or exchangeable for Common Shares, for a period commencing on the date hereof and ending 90 days after the Closing Date (other than pursuant to the grant or exercise of options issued or that may be issued in the future pursuant to the Corporation's existing employee stock option plan, or in connection with the issuance of securities of the Corporation pursuant to employee or executive incentive compensation arrangements or other existing commitments of the Corporation to issue Common Shares as of the date hereof) or pursuant to the ancillary rights agreement with Hecla Canada Ltd. or pursuant to the investor rights agreement with Fury Gold Mines Ltd., each as currently in effect;

(f) prior to the Time of Closing, the Corporation will allow the Underwriters (and the Underwriters' Counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Corporation will provide to the Underwriters (and the Underwriters' Counsel) reasonable access to the Corporation's senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry that the Underwriters (or the Underwriters' Counsel) may conduct, the Corporation shall also make available its directors, senior management (including its qualified person(s) for the purposes of NI 43-101), the Chairman of the Audit Committee of its board of directors, the authors of the Kitsault Valley Technical Report and the Corporation's Counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and to use its commercially reasonable efforts to arrange for any authors of such technical reports to participate in any such due diligence session;

(g) the Corporation shall ensure that the Offered Shares have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the LIFE Offering Document and the Subscription Agreements, as applicable;

(h) during the period commencing on the date hereof and ending on the final Closing Date, the Corporation will promptly inform the Underwriters of the full particulars of any request of any Securities Commission, the TSXV or the NYSE American for any information, or the receipt by the Corporation of any communication from any Securities Commission, the TSXV, the NYSE American or any other competent Governmental Authority relating to the Corporation or which may be relevant to the distribution of the Offered Shares. Without limiting the foregoing, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the institution, threatening or contemplation of any proceeding for any such purpose; or

(ii) any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Offered Shares) having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes;

(i) during the period commencing on the date hereof and ending on the final Closing Date, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against), whether financial or otherwise, in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of the Corporation; or

(ii) any change in any material fact or any misstatement of any material fact contained in the Corporation's Information Record,

which change or new material fact is, or could reasonably be expected to be, of such a nature as:

(i) to render this Agreement, the LIFE Offering Document, any of the Ancillary Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(ii) would result in this Agreement, the LIFE Offering Document, or any of the Ancillary Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying with any Applicable Securities Law; or

(iii) would reasonably be expected to have a material and adverse effect on the market price or value of the Common Shares or constitute a Material Adverse Effect.

In such regard to "material changes", the Corporation will comply with Part 7 of NI 51-102, and the Corporation will prepare and will file promptly any document which may be necessary, and will otherwise comply with all applicable filing and other requirements under Applicable Securities Laws arising as a result of such fact or change;

(j) during the period of distribution of the Offered Shares, the Corporation will advise the Underwriters promptly after receiving notice or obtaining knowledge thereof, of:

(i) any request of any Canadian Securities Regulator for any additional information or materials;

(ii) the issuance by any Canadian Securities Regulator or other regulatory authority of any cease trading order relating to the Offered Shares or other securities of the Corporation or its Corporation Subsidiaries, or the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any communication from any Canadian Securities Regulator or other regulatory authority relating to the LIFE Offering Document or the Offerings; and

(k) the Corporation will use the Commitment Amount for further exploration expenses on the Corporation Projects.

ARTICLE 5- CONDITIONS TO PURCHASE OBLIGATION

5.1 The following are conditions of the Underwriters' obligations to purchase the Offered Shares on the Closing Date:

(a) the Corporation's board of directors will have authorized and approved (i) this Agreement and the Ancillary Documents, (ii) the issuance of the Offered Shares, and (iii) all matters relating to the foregoing;

(b) the Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities in the Qualifying Jurisdictions and the Exchange Approvals, on terms which are acceptable to the Corporation and the Underwriters, each acting reasonably, it being understood that the Underwriters will do all that is reasonably required to assist the Corporation to fulfil this condition;

(c) the Offered Shares will have been conditionally accepted for listing on the TSXV and the NYSE American (subject only to the usual conditions of the TSXV and the NYSE American, as applicable);

(d) the representations and warranties of the Corporation contained in this Agreement and the Ancillary Documents are true and correct in all material respects (or, if qualified by materiality, in all respects) as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties will be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement, and the Corporation will have complied with all the covenants and satisfied all the terms and conditions of this Agreement to be complied with and satisfied by the Corporation at or prior to the Time of Closing;

(e) the Corporation will have caused a favourable legal opinion to be delivered by its counsel addressed to the Underwriters, the Private Placement Subscribers and the LIFE Purchasers, as applicable, with respect to such matters as the Underwriters may reasonably request relating to this transaction, acceptable in all reasonable respects to the Underwriters' Counsel, including substantially to the effect that:

(i) the Corporation has been formed and is validly subsisting under the laws of its jurisdiction of formation and has all requisite corporate power, authority and capacity to carry on its business and to own, lease and operate its properties and assets and to perform its obligations hereunder;

(ii) the Corporation has the corporate capacity and power to execute and deliver this Agreement and the Ancillary Documents and to perform its obligations hereunder and thereunder;

(iii) this Agreement and the Ancillary Documents have been duly authorized, executed and delivered by the Corporation and are legally binding upon the Corporation and enforceable in accordance with their respective terms (subject to the Enforceability Qualifications and such other qualifications as are customary in such circumstances);

(iv) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the Ancillary Documents, and the performance of its obligations hereunder and thereunder and this Agreement and the Ancillary Documents have been duly executed and delivered by the Corporation;

(v) as to the authorized and issued capital of the Corporation (which opinion shall be based solely on a certificate of the transfer agent of the Corporation);

(vi) (A) the incorporation and existence of the Corporation Subsidiaries; (B) each Corporation Subsidiary having the requisite corporate power and capacity to own and lease its properties and assets and to carry on its business, and (C) the registered ownership of the issued and outstanding shares of the Corporation Subsidiaries;

(vii) the Offered Shares will be validly issued as fully paid and non-assessable shares;

(viii) the TSXV having accepted notice of the issuance of the Offered Shares, subject to the usual post-closing filings (which opinion shall be based solely on the TSXV letter in respect of the applicable Exchange Approval);

(ix) the execution and delivery of this Agreement and the Ancillary Documents, the fulfilment of the terms hereof and thereof, the issue, sale and delivery on the Closing Date of the Offered Shares do not constitute a default under, any applicable Laws or any term or provision of the Corporation's constating documents;

(x) the offering, sale, issuance and delivery by the Corporation of the Offered Shares is exempt from the prospectus requirements of the Applicable Securities Laws of the Qualifying Jurisdictions and (except as has been filed) no documents are required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained under the Applicable Securities Laws of the relevant Qualifying Jurisdictions to permit such offering, sale, issuance and delivery, other than the filing of customary exempt offering reports, fees or undertakings required to be filed under such Laws;

(xi) no document is required to be filed in the Qualifying Jurisdictions and, except as have been obtained or completed, no proceeding is required to be taken, and no approval, permit, consent, authorization or filing by the Corporation is required under Applicable Securities Laws in the Qualifying Jurisdictions in connection with the first trade of the LIFE Offering Shares;

(xii) the qualification under Applicable Securities Laws as to the first trade rights and restrictions in respect of the Private Placement Shares;

(xiii) the Corporation being a reporting issuer (or the equivalent) under the Applicable Securities Laws in Canada, and not being included on a list of defaulting issuers maintained by the Securities Commissions;

(xiv) but for any agreement to which the Corporation is not a party and of which the Corporation has no knowledge, upon issue, the Flow-Through Shares will qualify as "flow-through shares" as described in subsection 66(15) of the Tax Act and in particular will not be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act;

(xv) except as a result of any Follow-On Transaction (as defined in the Subscription Agreements for Charity FT Shares) and but for any agreement to which the Corporation is not a party and of which the Corporation has no knowledge, upon issue, the Charity FT Shares will qualify as "flow-through shares" as described in subsection 66(15) of the Tax Act and in particular will not be "prescribed shares" within the meaning of section 6202.1 of the regulations to the Tax Act;

(xvi) provided the expenses are fully incurred in the manner and otherwise as covenanted and referenced in the Subscription Agreements, the CEE to be renounced in respect of the Flow-Through Securities under the Subscription Agreements will, (i) subject to the enactment of the Proposed Amendments with effect prior to the date hereof, once renounced to a Flow- Through Subscriber who is an individual other than a trust or estate, be a "flow-through mining expenditure", as described in subsection 127(9) of the Tax Act as such definition read on March 2, 2025, assuming that the dates contained in such definition are amended as described in the Proposed Amendments, of the Flow-Through Subscriber or, where the Flow-Through Subscriber is a partnership, of the members of the Flow-Through Subscriber who are individuals (other than a trust or estate) to the extent of their respective shares of the expense so renounced, and (ii) be expenses described in paragraphs (a) through (g) of the definition of "B.C. flow-through mining expenditure" in subsection 4.721(1) of the Income Tax Act (British Columbia) with respect to Flow-Through Subscribers who are qualifying individuals under the Income Tax Act (British Columbia);

(xvii) the Corporation qualifies as a "principal-business corporation" within the meaning of subsection 66(15) of the Tax Act; and

(xviii) such other matters as the Underwriters or the Underwriters' Counsel may reasonably request.

In giving such opinions, the Corporation's Counsel will be entitled to arrange for and rely, to the extent appropriate in the circumstances, upon local counsel, it being understood that certain of the opinions which are not matters of British Columbia, Alberta or Ontario law may be opined upon directly by local counsel, and that the Corporation's Counsel will not be required to also give such opinions, and will be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from public officials and/or responsible persons in a position to have knowledge of such facts and their accuracy, and such opinion will be subject to customary qualifications, assumptions, exceptions and reliances. The Corporation agrees, and the aforesaid legal opinion will expressly provide, that the Underwriters may deliver copies of the opinion to each of the addressees thereof;

(f) the Underwriters will have received legal opinions, dated the Closing Date and addressed to the Underwriters, from the Corporation's Counsel and/or other special counsel engaged by the Corporation, in forms and substance acceptable to the Underwriters and the Underwriters' Counsel, acting reasonably, as to the title and ownership interests of the Corporation in the Kitsault Valley Project (the "Kitsault Valley Title Opinions") and the registered Liens thereon;

(g) the Underwriters will have received a certificate dated the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation or another officer acceptable to the Underwriters, in form and substance acceptable to Underwriters with respect to:

(i) the constating documents of the Corporation;

(ii) the resolutions of the directors of the Corporation relevant to the Offerings, the Offered Shares, and the authorization of this Agreement and the Ancillary Documents; and

(iii) the incumbency and signatures of signing officers of the Corporation;

(h) the Underwriters will have received a certificate of status and/or compliance (or the equivalent) for the Corporation and each of the Corporation Subsidiaries dated within two days of the Closing Date, or such other reasonable period as may be dictated by local requirements;

(i) the Corporation will have delivered to the Underwriters a certificate dated the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation, and not in their personal capacities, with respect to the following matters:

(i) the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects (or, if qualified by materiality, in all respects) as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties were true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(ii) the Corporation having complied with all the covenants and satisfied all the terms and conditions of this Agreement to be complied with and satisfied by the Corporation at or prior to the Time of Closing;

(iii) no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Shares or any of the Corporation's issued securities having been issued or, to the knowledge of such officers, threatened; and

(iv) there having not occurred a Material Adverse Effect, or any change or development that would reasonably be expected to result in a Material Adverse Effect;

(j) at the Time of Closing, the Corporation will not be the subject of a cease trading order made by any Securities Commission which has not been rescinded; and

(k) prior to the Time of Closing, the Underwriters, Underwriters' Counsel and the Underwriters' technical consultants will have been provided with timely access to all information reasonably required to permit them to conduct a due diligence investigation of the Corporation and its consolidated business operations, properties, assets, affairs, prospects and financial condition, including access to management of the Corporation (including its qualified person(s) for purposes of NI 43-101), the authors of the Kitsault Valley Technical Report and the Corporation's Counsel in connection with one or more due diligence sessions to be held prior to the Time of Closing.

(l) the Underwriters not having exercised any rights of termination set out in Article 8.

ARTICLE 6- CLOSING

6.1 The Closing will be held electronically at the offices of the Corporation's Counsel in the City of Vancouver, British Columbia at the Time of Closing or such other place, date or time as may be mutually agreed to; provided that if the Corporation has not been able to comply with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses in accordance with Article 11, indemnity in accordance with Article 8, and contribution in accordance with Article 10.

6.2 At the Time of Closing, the Corporation will deliver to the Underwriters:

(a) certificates representing the Private Placement Shares and the LIFE Offering Shares (or, if so requested by the Underwriters, electronic deposit of some or all of such shares in the manner so requested), duly registered as the Underwriters may direct; and

(b) the requisite legal opinions and certificates as contemplated in Section 5.1,

against payment of the purchase price for the Offered Shares by wire transfer or by certified cheque or bank draft and delivery of the LIFE Questionnaires and Subscription Agreements (including applicable schedules thereto, properly completed and executed) and other documentation required to be provided by or on behalf of the Flow-Through Subscribers or the Underwriters pursuant to this Agreement or as may be required by Applicable Securities Laws or the respective rules of the TSXV or the NYSE American.

6.3 The Corporation will, at the Time of Closing, and upon such payment of the purchase price for the subject Offered Shares, pay the relevant portion of the Underwriting Fee. At the Time of Closing the Corporation will reimburse the Underwriters for all of their reasonable estimated expenses incurred up to the Closing Date, including the reasonable fees and disbursements of the Underwriters' Counsel (up to a maximum of $100,000 exclusive of disbursements and applicable taxes), subject to any adjustment when such actual expenses are finally determined, in accordance with Article 11 hereof.

6.4 It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement on behalf of the Underwriters without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, the LIFE Purchasers and the Private Placement Subscribers, any such waiver or extension must be in writing.

ARTICLE 7- COMPENSATION OF THE UNDERWRITERS

7.1 In consideration for the Underwriters' services in arranging for the sale of the Offered Shares and performing administrative work in connection with the sales of the Offered Shares, the Corporation will pay to the Underwriters at the Time of Closing a cash commission (the "Underwriting Fee") equal to 5.0% of the aggregate gross proceeds of the Offered Shares sold pursuant to the Offerings at the Closing, which shall not be paid out of the gross proceeds from the Flow-Through Securities.

ARTICLE 8- TERMINATION OF PURCHASE OBLIGATION

8.1 It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of the terms and conditions of this Agreement without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters. No act of the Underwriters in offering the Offered Shares will constitute a waiver or estoppel against the Underwriters.

8.2 Without limiting any of the foregoing provisions of this Agreement, and in addition to any other remedies which may be available to them, the Underwriters will be entitled, at their option, to terminate and cancel, without any liability, their obligations under this Agreement to purchase the Offered Shares, by giving written notice to the Corporation at any time through to the Time of Closing if:

(a) any order, action or proceeding which cease trades, suspends or otherwise operates to prevent, prohibit or restrict the distribution or trading of the Common Shares is made or proceedings are announced, commenced or threatened for the making of any such order, action or proceeding by a Securities Commission or other Governmental Authority (other than an order based solely upon the activities or alleged activities of the Underwriters);

(b) there should occur any material change, change of a material fact, occurrence, event, fact or circumstance or any development or a new material fact shall arise which has or would be expected to have, in the sole opinion of the Underwriters (or any of them), acting reasonably and in good faith, a material adverse effect on the business, operations, affairs or financial condition of the Corporation or the Corporation Subsidiaries, taken as a whole, or on the market price or value of the Common Shares;

(c) any inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened other than with respect to the review of the Corporation's preliminary base shelf prospectus with the securities commissions in all of the Qualifying Jurisdictions or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV, the NYSE American or any securities regulatory authority or any law or regulation is enacted or changed which would cease trading in the Corporation's securities or, in the opinion of the Underwriters (or any of them), acting reasonably and in good faith, operates to prevent or restrict materially the trading or distribution of the Common Shares or materially adversely affects or will materially adversely affect the market price or value of the Common Shares;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever, which, in each case, in the opinion of the Underwriters, acting reasonably and in good faith, imminently seriously adversely affects, or involves, or might reasonably be expected to imminently seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and the Corporation Subsidiaries (taken as a whole);

(e) the Corporation is in material breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false in any material respect and cannot be cured; or

(f) the Underwriters shall become aware, as a result of their due diligence review or otherwise, of any adverse material change with respect to the Corporation (in the sole opinion of the Underwriters, or any one of them, acting reasonably) which had not been publicly disclosed or disclosed to the Underwriters prior to the date hereof and which would have a material adverse effect on the market price or value of the Common Shares, the occurrence or non-occurrence of any of the foregoing events or circumstances to be determined in the sole discretion of the Underwriters, acting reasonably and in good faith.

8.3 The Underwriters will give prompt notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in Section 8.2, provided that neither the giving nor the failure to give such notice will in any way affect the Underwriters' entitlement to exercise this right at any time through to the Time of Closing.

8.4 The Underwriters' rights of termination contained in this section are in addition to any other rights or remedies they may have in respect of any default, act or failure to act or non- compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

8.5 If the obligations of the Underwriters are terminated under this Agreement pursuant to the termination rights provided for in Section 8.2, the Corporation's liabilities to the Underwriters will be limited to the Corporation's obligations under the indemnity, contribution and expense provisions of Article 9, Article 10 and Article 11, respectively, of this Agreement.

ARTICLE 9- INDEMNITY

9.1 The Corporation hereby agrees to indemnify and hold harmless the Underwriters and each of their subsidiaries and each of their respective directors, officers, employees partners, agents, each other person, if any, controlling the Underwriters or any of their subsidiaries and each of the shareholders of the Underwriters (hereinafter referred to as the "Personnel") from and against any and all expenses, losses (other than loss of profits), claims (including shareholder actions, derivative or otherwise), actions, damages not including indirect, special and consequential damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters, to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Underwriters and their Personnel hereunder, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that:

(a) the Underwriters or their Personnel have been negligent or dishonest or have committed any fraudulent act or wilful misconduct in the course of such performance, or have breached applicable laws; and

(b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty, fraud, wilful misconduct or breach referred to in Section 9.1(a).

9.2 If for any reason (other than the occurrence of any of the events itemized in Section 9.1(a) and 9.1(b)), the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then subject to Article 10 the Corporation shall contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand but also the relative fault of the Corporation and the Underwriters, as well as any relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriters hereunder pursuant to this Agreement.

9.3 The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by its Personnel in connection therewith) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Corporation as they occur if:

(a) the Corporation does not promptly assume the defence of such legal proceeding;

(b) the Corporation and the Underwriters shall have mutually agreed to the retention of the other counsel; or

(c) the Underwriters is advised by counsel in writing that there is an actual or potential conflict in the Corporation's and the Underwriters' respective interests or additional defences are available to the Underwriters, which makes representation by the same counsel inappropriate;

provided that in any event the Corporation will not be responsible for the costs of more than one counsel for all of the Underwriters or Personnel in any one legal proceeding.

9.4 Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Underwriters will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed provided that the omission so to notify the Corporation shall not relieve the Corporation of any liability which it has to the Underwriters or any Personnel except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, investigation or claim or results in any material increase in the liability which the Corporation has under this indemnity.

9.5 No admission of liability and no settlement of any action, suit, proceeding, claim or investigation will be made without the consent of the Underwriters or other parties affected (such consent not to be unreasonably withheld or delayed). No admission of liability will be made and the Corporation will not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent (such consent not to be unreasonably withheld or delayed).

9.6 The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and ensure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation, the Underwriters and any of the Personnel of the Underwriters. The foregoing provisions shall survive the completion of professional services rendered under this Agreement and the termination of this Agreement.

ARTICLE 10- CONTRIBUTION

10.1 In the event that the indemnity provided for in Article 8 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason (other than the occurrence of any of the events itemized in Section 9.1(a) and 9.1(b)), the Underwriters and the Corporation will contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for in Article 8 such that the Underwriters will be responsible for that portion represented by the percentage equal to the Underwriting Fee actually received by the Underwriters, and the Corporation will be responsible for the balance; provided that, in no event, will an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter. In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Corporation will be limited to contribution from the Underwriters in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses or liabilities giving rise to such contribution for which the Underwriters are responsible; and (b) the amount of the Underwriting Fee actually received by the subject Underwriter. Notwithstanding the foregoing, a person guilty of negligence, dishonesty, bad faith, fraud, fraudulent misrepresentation or wilful misconduct will not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any Claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought, but the omission to so notify such party will not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this section, except to the extent that the party from whom contribution may be sought is prejudiced by such omission. The right to contribution provided herein will be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

ARTICLE 11- EXPENSES

11.1 Whether or not the Offerings are completed, the Corporation will be responsible for all expenses incurred from time to time in connection with the Offerings including the Underwriters' reasonable out-of-pocket expenses, all reasonable fees and disbursements of legal counsel to the Underwriters (up to a maximum of $100,000, exclusive of taxes and disbursements). The Corporation will also be responsible for any exigible HST on the foregoing amounts. The Corporation covenants and agrees to fully reimburse the Underwriters from time to time for such reasonable expenses as soon as practical following the receipt by the Corporation of one or more invoices.

ARTICLE 12- SURVIVAL OF WARRANTIES AND REPRESENTATIONS

12.1 All warranties and representations of the Underwriters herein contained will survive the purchase by the Underwriters of the Offered Shares and will continue in full force and effect for the benefit of the Corporation until the Survival Limitation Date. All warranties and representations of the Corporation herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement will survive the purchase by the Underwriters of the Offered Shares and will continue in full force and effect (with respect to representations and warranties, as to their truth and accuracy as at the Time of Closing) for the benefit of the Underwriters, the LIFE Purchasers and the Private Placement Subscribers until the Survival Limitation Date, except for the representations, warranties, and covenants of the Corporation related to tax matters which shall survive until the 90th day following the date upon which the liability to which any such tax matter may relate is barred by all applicable laws, notwithstanding the completion of the purchase of the Flow-Through Securities by the Flow-Through Subscribers, or the subsequent disposition of the Flow-Through Securities by the Flow-Through Subscriber.

ARTICLE 13- UNDERWRITERS' OBLIGATIONS

13.1 The obligation of the Underwriters to purchase the Offered Shares in connection with the Offerings at the Time of Closing on any Closing Date shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

Haywood Securities Inc.	40.0%
Research Capital Corporation	40.0%
Raymond James Ltd.	20.0%
Total	100%

13.2 If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Closing for any reason whatsoever, including by reason of Article 8 the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Shares, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Shares (less the defaulted Offered Shares) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Article 8 and Article 11 in respect of the non- defaulting Underwriters. Additionally, nothing in this Article 13 shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or shall relieve an Underwriter in default hereunder from liability to the Corporation.

ARTICLE 14- ADVERTISEMENTS AND PRESS RELEASES

14.1 The Corporation and the Underwriters each agree the Corporation will provide to the Underwriters, in advance any press release concerning the Offerings and the Corporation will give effect to any changes reasonably and timely requested by the Underwriters. The Corporation will also ensure that any press release concerning the Offerings complies with Applicable Securities Law. At the request of the Underwriters, and to the extent permitted by Law, the Corporation will ensure Haywood and Research Capital Corporation are disclosed as the co-lead underwriters for the Offerings in any press release relating to the Offerings.

14.2 At the completion of the Offerings, and to the extent permitted by Law, the Underwriters may, at their sole expense and upon consultation with the Corporation, place advertisements or announcements in any newspapers, periodicals or other publications, or otherwise disclose to third parties, that they acted as underwriters in connection with the Offerings (and as to each Underwriter's role).

ARTICLE 15- CONFLICT OF INTEREST

15.1 The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their respective clients. To the extent that any Underwriter's statutory obligations as registrant under the Applicable Securities Laws or fiduciary relationships with its clients conflict with their obligations hereunder, such Underwriter will be entitled to fulfil its statutory obligations as registrant under the Applicable Securities Laws and its fiduciary duties to its clients. Nothing in this Agreement will be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrant under the Applicable Securities Laws or to satisfy their fiduciary duties to their clients.

ARTICLE 16- AUTHORITY OF HAYWOOD

16.1 All actions which must be taken or may be taken by the Underwriters in connection with this Agreement may be taken by Haywood on behalf of the other Underwriters and this is an irrevocable authority for the Corporation accepting notification of any such actions provided that, as between the Underwriters, Haywood agrees to consult with the other Underwriters with respect to such actions.

ARTICLE 17- GENERAL CONTRACT PROVISIONS

17.1 Except as expressly provided for in this Agreement, including in Section 12.1, the covenants and agreements of the Corporation contained herein and in the Subscription Agreements which by their nature are required to be completed after the Time of Closing will survive the purchase by the Underwriters of the Offered Shares and will continue in full force and effect, regardless of the closing of the sale of the Offered Shares and regardless of any investigation which may be carried on by the Underwriters, or on their behalf. Without limitation of the foregoing, the provisions contained in this Agreement in any way related to the indemnification or the contribution obligations will survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable Law.

17.2 Any notice or other communication to be given hereunder will be in writing and will be given by delivery or by electronic transmission, as follows:

(a) to the Corporation at:

Dolly Varden Silver Corporation
595 Burrard Street, Suite 3123
Vancouver, BC V7X 1J1

Attention: Shawn Khunkhun, President and Chief Executive Officer
Email.: [redacted personal information]

with a copy (which will not constitute notice) to:

Stikeman Elliott LLP

666 Burrard St, Suite 1700

Vancouver, BC  V6C 2X8

Attention: Victor Gerchikov

Email: vgerchikov@stikeman.com

(b) to the Underwriters:

Haywood Securities Inc.
700-200 Burrard St.

Vancouver, BC V6C 3L6

Attention: Kevin Campbell
Email: [redacted personal information]

Research Capital Corporation
199 Bay Street, Suite 4500
Commerce Court West
Toronto, ON M5C 1G2

Attention: David Greifenberger

Email: [redacted personal information]

Raymond James Ltd.
Scotia Plaza, Suite 5400
40 King Street West
Toronto, ON, M5H 3Y2

Attention: Rajiv Chail
Email: [redacted personal information]

with a copy (which will not constitute notice) to:

McCarthy Tétrault LLP
66 Wellington Street West, Suite 5300
TD Bank Tower
Toronto, ON M5K 1E6

Attention: Gary Litwack

Email: glitwack@mccarthy.ca

and if so given, any such notice, direction or other instrument, if delivered personally, will be deemed to have been given and received on the day on which it was delivered, provided that if such day is not a Business Day then the notice, direction or other instrument will be deemed to have been given and received on the first Business Day next following such day, and if transmitted by email, will be deemed to have been given and received on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted after the end of normal business hours then the notice, direction or other instrument will be deemed to have been given and received on the first Business Day next following the day of such transmission. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address.

17.3 This Agreement and the other documents herein referred to constitute the entire agreement between the Underwriters and the Corporation relating to the subject matter hereof and (except as otherwise provided below) supersedes all prior agreements between the Underwriters and the Corporation with respect to their respective rights and obligations in respect of the Offerings, including the Offer Letter, in its entirety. Notwithstanding the foregoing, the Corporation acknowledges and agrees that paragraph (n) of such Offer Letter is not superseded and remains in full force and effect in accordance with its terms.

17.4 Time will be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

17.5 The parties hereto covenant and agree to sign such other documents, do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement and every provision of it.

17.6 No party to this Agreement may assign this Agreement, any part hereof or its rights hereunder without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17.7 In the event that any provision or part of this Agreement will be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect. If, in any judicial proceeding, any provision of this Agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.

17.8 The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

17.9 This Agreement may be executed by any one or more of the parties in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or pdf of a copy of the execution page hereof reflecting the execution of this agreement by any party hereto shall be effective to evidence that party's intention to be bound by this agreement and that party's agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

[Execution Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement.

DOLLY VARDEN SILVER CORPORATION

Per:	(signed) "Shawn Khunkhun"
Name: Shawn Khunkhun
Title: President and Chief Executive Officer

HAYWOOD SECURITIES INC.

Per:	(signed) "Kevin Campbell"
Name: Kevin Campbell
Title: Managing Director

RESEARCH CAPITAL CORPORATION

Per:	(signed) "David Greifenberger"
Name: David Greifenberger
Title: Managing Director

RAYMOND JAMES LTD.

Per:	(signed) "Rajiv Chail"
Name: Rajiv Chail
Title: Director

Signature page to Underwriting Agreement

SCHEDULE "A"

DETAILS OF MINING CLAIMS

Dolly Varden Project Mining Claims

Attached hereto as Exhibit 1 to Schedule A

Homestake Ridge Project Mining Claims

Attached hereto as Exhibit 2 to Schedule A

Big Bulk Project Mining Claims

Attached hereto as Exhibit 3 to Schedule A

EXHIBIT 1 TO SCHEDULE "A"

Dolly Varden Project Crown Grant List

Lot Number & Lot Name	Registered Owner	PID
DL 934, ANGLO MC	Dolly Varden Silver Corp.	015-707-938
DL 935, TORIC MC	Dolly Varden Silver Corp.	015-707-962
DL 3192, DOLLY VARDEN NO. 1 MC	Dolly Varden Silver Corp.	017-118-085
DL 3193, DOLLY VARDEN NO. 2 MC	Dolly Varden Silver Corp.	017-118-093
DL 3194, DOLLY VARDEN M.C. MC	Dolly Varden Silver Corp.	017-118-107
DL 3195, DOLLY VARDEN NO. 4 MC	Dolly Varden Silver Corp.	015-699-901
015-795-101
DL 3196, DOLLY VARDEN NO. 5 M.C.	Dolly Varden Silver Corp.	015-699-978
DL 3197, DOLLY VARDEN NO. 6 MC	Dolly Varden Silver Corp.	015-795-144
015-700-151
015-795-161
DL 3198, DOLLY VARDEN NO. 7 MC	Dolly Varden Silver Corp.	015-700-194

DL 1241, MOOSE NO. 1 MC	Dolly Varden Silver Corp.	015-230-341
DL 1242, MOOSE NO. 2 MC	Dolly Varden Silver Corp.	015-230-392
DL 1243, MOOSE NO. 6 MC	Dolly Varden Silver Corp.	015-230-431
DL 4210, RUBY MC	Dolly Varden Silver Corp.	015-228-533
DL 4211, NORTH STAR FRACTION PART MC	Dolly Varden Silver Corp.	015-257-258

DL 3515, ALICE FRACTION MC	Dolly Varden Silver Corp.
DL 3810, RED POINT EXTENSION MC	Dolly Varden Silver Corp.	015-708-497
DL 3814, KILSOL NO. 2 MC	Dolly Varden Silver Corp.	015-725-740
DL 3815, KILSOL NO. 1 MC	Dolly Varden Silver Corp.	015-725-766
DL 3816, SPORTSMAN MC	Dolly Varden Silver Corp.	015-708-501
DL 3817, MAUD MCPHEE MC	Dolly Varden Silver Corp.	015-708-519
DL 3818, SUNSET NO. 1 MC	Dolly Varden Silver Corp.	015-708-527

DL 3613, LION MC	Dolly Varden Silver Corp.	015-708-365
DL 3614, TIGER MC	Dolly Varden Silver Corp.	015-708-381
DL 3615, PLUTUS FRACTION MC	Dolly Varden Silver Corp.	015-708-438

DL 936, MOOSE MC	Dolly Varden Silver Corp.	015-707-997
DL 937, LAMB MC	Dolly Varden Silver Corp.	015-708-021
DL 3634, NORTH STAR MC	Dolly Varden Silver Corp.	015-725-731
DL 3794, WOLF NO. 2 MC	Dolly Varden Silver Corp.	017-118-123
DL 3795, WOLF MC	Dolly Varden Silver Corp.	017-118-131
DL 4211, NORTH STAR FRACTION PART MC	Dolly Varden Silver Corp.	015-788-709

DL 3798, COPPER CLIFF NO. 3 MC	Dolly Varden Silver Corp.	015-708-063
DL 3806, COPPER CLIFF MC	Dolly Varden Silver Corp.	015-708-080
DL 3807, COPPER CLIFF NO. 1 MC	Dolly Varden Silver Corp.	015-708-098
DL 3808, COPPER CLIFF NO. 2 MC	Dolly Varden Silver Corp.	015-708-209

DL 3796, WOLF NO. 3 MC	Dolly Varden Silver Corp.	017-118-140
DL 3797, WOLVERINE MC	Dolly Varden Silver Corp.	017-118-166
DL 3809, RED POINT NO. 1 MC	Dolly Varden Silver Corp.	015-708-462
DL 3819, SUNSET NO. 2 MC	Dolly Varden Silver Corp.	015-708-551
DL 3822, FERRO FRACTION	Dolly Varden Silver Corp.
DL 3825, DAN PATCH MC	Dolly Varden Silver Corp.	015-600-785
DL 3826, NANCY HANKS MC	Dolly Varden Silver Corp.	015-600-831

DL 3827, LUE DILLON MC	Dolly Varden Silver Corp.	015-600-882
DL 4217, BLUEBERRY MC	Dolly Varden Silver Corp.	015-601-226
DL 4265, MUTT AND JEFF FRACTION MC	Dolly Varden Silver Corp.	015-601-315
DL 4335, SURPRISE MC	Dolly Varden Silver Corp.	015-597-636
DL 4336, SWIFTWATER MC	Dolly Varden Silver Corp.	015-597-644
DL 4337, UIST MC	Dolly Varden Silver Corp.	011-429-917
From Musketeer Option, Now Dolly Varden
Lot Number & Lot Name	Registered Owner	PID
DL 4071, D'ARTAGNON	Dolly Varden Silver Corp.
DL 4069, D'ARTAGNON NO. 1	Dolly Varden Silver Corp.
DL 4066, ATHOS	Dolly Varden Silver Corp.
DL 4067, PORTHES	Dolly Varden Silver Corp.
DL 4068, ARMES	Dolly Varden Silver Corp.
DL 4070, BONANZA	Dolly Varden Silver Corp.	015-755-061

Dolly Varden Project Claims List

Tenure Number	Claim Name	Area (ha)	Issue Date	Map Number
383279	TIGER 2	500.0	2000/dec/19	103P063
383281	TIGER 4	500.0	2000/dec/19	103P063
384022	EVINDSON 2	500.0	2001/feb/12	103P063
523825	DOLLY 2	218.884	2005/dec/12	103P
538780	DOLLY CROWN 3	127.574	2006/aug/05	103P
538781	DOLLY CROWN 4	163.998	2006/aug/05	103P
538782	DOLLY CROWN 5	18.223	2006/aug/05	103P
538783	DOLLY CROWN 6	91.161	2006/aug/05	103P
538784	DOLLY CROWN 7	182.283	2006/aug/05	103P
538785	DOLLY CROWN 8	437.658	2006/aug/05	103P
538786	DOLLY CROWN 9	72.971	2006/aug/05	103P
538787	DOLLY CROWN 10	127.709	2006/aug/05	103P
538788	DOLLY CROWN 11	109.477	2006/aug/05	103P
538804	DOLLY CROWN 15	36.442	2006/aug/06	103P
538805	DOLLY CROWN 16	18.232	2006/aug/06	103P
538806	DOLLY CROWN 17	164.25	2006/aug/06	103P
538899	DOLLY CROWN 19	18.2268	2006/aug/08	103P
538900	DOLLY CROWN 20	18.2248	2006/aug/08	103P
538901	DOLLY CROWN 21	18.2249	2006/aug/08	103P
538902	DOLLY CROWN 22	18.2229	2006/aug/08	103P
538904	DOLLY CROWN 24	18.2307	2006/aug/08	103P

538906	DOLLY CROWN 26	18.2403	2006/aug/08	103P
564163	DOLLY CROWN 27	18.2384	2007/aug/05	103P
564240	DOLLY CROWN 28	18.2402	2007/aug/07	103P
569857	DOLLY VARDEN EAST 1	637.293	2007/nov/10	103P
569859	DOLLY VARDEN EAST 2	655.9154	2007/nov/10	103P
569871	DOLLY VARDEN EAST 3	473.5278	2007/nov/11	103P
569872	DOLLY VARDEN NORTH 1	436.943	2007/nov/11	103P
569873	DOLLY VARDEN NORTH 2	364.2831	2007/nov/11	103P
569874	DOLLY VARDEN NORTH 3	273.2914	2007/nov/11	103P
570074	DOLL A	18.2229	2007/nov/14	103P
570075	DOLL B	18.2268	2007/nov/14	103P
570076	DOLL C	36.4632	2007/nov/14	103P
570080	DOLLY VARDEN WEST 1	419.2429	2007/nov/14	103P
570081	DOLLY VARDEN WEST 2	109.3779	2007/nov/14	103P
570082	DOLLY VARDEN WEST 3	510.6939	2007/nov/14	103P
570083	DOLLY VARDEN WEST 4	237.1939	2007/nov/14	103P
589602	DOLLY VARDEN - NORTH STAR	18.2384	2008/aug/06	103P

Dolly Varden Project Mineral Leases

254534	LEASE	53.31	1962/jul/06	103P073
254535	LEASE	8.73	1963/feb/04	103P073
254536	LEASE	37.2	1963/apr/05	103P073
254537	LEASE	11.89	1963/apr/05	103P073
254538	LEASE	17.28	1963/apr/05	103P063
254542	LEASE	41	1963/jul/08	103P073
254579	LEASE	13.98	1971/oct/15	103P073

EXHIBIT 2 TO SCHEDULE “A”

Tenure Number	Claim Name	Area (ha)	Issue Date	Map Number
250684	BIG BULK	400	1979/may/14	103P064
254242	SKUCH 12	225	1990/jul/17	103P064
254243	SKUCH 13	300	1990/jul/17	103P064
523826	DOLLY 3	237.364	2005/dec/12	103P
523830	DOLLY 7	18.23	2005/dec/12	103P
526114	BIG BULK 1	456.161	2006/jan/24	103P
570084	DOLLY VARDEN BIG BULK 1	1003.362	2007/nov/14	103P

EXHIBIT 3 TO SCHEDULE “A”

	Tenure Number	Claim Name	Title Type	Title Sub Type	Issue Date
1.	251427	CAMBRIA 1	Mineral	Claim	1986/MAY/06
2.	251428	CAMBRIA 2	Mineral	Claim	1986/MAY/06
3.	377241	WK 1	Mineral	Claim	2000/MAY/23
4.	377242	WK 2	Mineral	Claim	2000/MAY/23
5.	377243	WK 3	Mineral	Claim	2000/MAY/23
6.	380949	WK 4	Mineral	Claim	2000/SEP/20
7.	380950	WK 5	Mineral	Claim	2000/SEP/20
8.	380951	KW 1	Mineral	Claim	2000/SEP/20
9.	380952	KW 2	Mineral	Claim	2000/SEP/20
10.	380953	KW 3	Mineral	Claim	2000/SEP/20
11.	383016	KW 5	Mineral	Claim	2000/NOV/28
12.	383017	KW4	Mineral	Claim	2000/NOV/28
13.	383037	WK 6	Mineral	Claim	2000/NOV/28
14.	383038	WK 7	Mineral	Claim	2000/NOV/28
15.	537435	HR	Mineral	Claim	2006/JUL/20
16.	537436	HRMARGIN 1	Mineral	Claim	2006/JUL/20
17.	537437	HRMARGIN2	Mineral	Claim	2006/JUL/20
18.	538791	HOMESTAKE RIDGE 1	Mineral	Claim	2006/AUG/05
19.	540533	HOMESTAKE RIDGE 2	Mineral	Claim	2006/SEP/06
20.	540540	HOMESTAKE RIDGE 3	Mineral	Claim	2006/SEP/06
21.	545945	HOMESTAKE RIDGE 4	Mineral	Claim	2006/NOV/27
22.	565708	HOMESTAKE RIDGE 5	Mineral	Claim	2007/SEP/07
23.	565709	HOMESTAKE RIDGE 6	Mineral	Claim	2007/SEP/07
24.	565710	HOME STAKE 7	Mineral	Claim	2007/SEP/07
25.	598667	VANGUARD GOLD	Mineral	Claim	2009/FEB/03
26.	598668	VANGUARD EXTENSION	Mineral	Claim	2009/FEB/03

	Tenure Number	Claim Name	Title Type	Title Sub Type	Issue Date
27.	950714	BRAVO N1	Mineral	Claim	2012/FEB/19
28.	950719	BRAVO N2	Mineral	Claim	2012/FEB/19
29.	950722	BRAVO N3	Mineral	Claim	2012/FEB/19
30.	950724	BRAVO N4	Mineral	Claim	2012/FEB/19
31.	950725	BRAVO N5	Mineral	Claim	2012/FEB/19
32.	950726	BRAVO N6	Mineral	Claim	2012/FEB/19
33.	950727	BRAVO N7	Mineral	Claim	2012/FEB/19
34.	1011645	KN HSR 1	Mineral	Claim	2012/AUG/01
35.	1015450	KINSKUCH NW2	Mineral	Claim	2012/DEC/22
36.	1015588	HS SOUTH 1	Mineral	Claim	2012/DEC/31
37.	1061421	NR	Mineral	Claim	2006/AUG/25

SCHEDULE "B"

DETAILS AS TO OUTSTANDING CONVERTIBLE SECURITIES

As of October 22, 2025, there were 2,694,876 stock options of the Corporation outstanding to purchase 2,694,876 Common Shares and 605,636 restricted share units outstanding convertible into 605,636 Common Shares.

SCHEDULE "C"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "C" to the underwriting agreement dated October 23, 2025 among Dolly Varden Silver Corporation, Haywood Securities Inc., Research Capital Corporation, and Raymond James Ltd. ("Underwriting Agreement").

As used in this Schedule "C", the following terms shall have the following meanings:

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

"Foreign Issuer" means a "foreign issuer" as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any country other than the United States or of any political subdivision of a country other than the United States; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as at the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

"General Solicitation or General Advertising" means "general solicitation" or "general advertising", as used in Rule 502(c) of Regulation D, including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Offshore Transaction" means "offshore transaction" as that term is defined in Rule

902(h) of Regulation S;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act; "Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act; and "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S.

All other capitalized terms used but not otherwise defined in this Schedule "C" shall have the meanings assigned to them in the Underwriting Agreement.

A. Representations, Warranties and Covenants of the Company

The Company represents and warrants to and covenants with each of the Underwriters, as of the date hereof and as of the Closing Date, that:

1. It is, and on the Closing Date will be, a Foreign Issuer with no Substantial U.S. Market Interest with respect to its common shares.

2. Except with respect to offers and sales of Non-FT Shares in accordance with this Schedule "C" to Subscribers that are Substituted Purchasers, in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, none of the Company, any of its affiliates, or any person acting on any of its or their behalf (other than the Underwriters, the members of the Selling Group, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will, have been originated, (i) the purchaser is outside the United States or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States.

3. None of the Company, its affiliates or any person acting on any of its or their behalf (other than the Underwriters, the members of the Selling Group, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) (i) has made or will make any Directed Selling Efforts, or (ii) has engaged or will engage in any form of General Solicitation or General Advertising or has acted or will act in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to offers and sales of the Offered Shares in the United States.

4. The Company is not, and as a result of the sales of the Offered Shares contemplated hereby will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

5. The Company has not sold, offered for sale or solicited any offer to buy and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506(b) of Regulation D to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule "C".

6. The Company has not taken and will not take any action that would cause the exclusion from registration provided by Rule 903 of Regulation S to be unavailable with respect to offers and sales of the Offered Shares outside the United States, or the exemption from registration provided by Rule 506(b) of Regulation D to be unavailable with respect to offers and sales of the Offered Shares in the United States, pursuant to the Underwriting Agreement.

7. With respect to the Non-FT Shares to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), none of the Company, any of its predecessors, any director, executive officer, other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act but excluding the Underwriters, the members of the Selling Group and their respective affiliates or any person acting on its or their behalf, as to whom the Company makes no representation, warranty or covenant) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a "Disqualification Event"). The Company has exercised reasonable care to determine: (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder. The Company has not paid and will not pay, nor is it aware of any person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Underwriters or members of the Selling Group) for solicitation of purchasers of the Regulation D Securities. The Company will notify the Underwriters and the U.S. Selling Group Members in writing, prior to the Closing Date, of (a) any Disqualification Event relating to any Issuer Covered Person not previously known and disclosed by the Company hereunder, and (b) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

8. The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue-sky laws in connection with the offer and sale of the Offered Shares.

9. None of the Company, any of its affiliates or any person acting on any of its or their behalf (other than the Underwriters, affiliates (including, without limitation, the U.S. Selling Group Members), any members of the Selling Group, and any person acting on any of their behalf as to whom the Company makes no representation, warranty or covenant) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Shares.

10. None of the Company or any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 under Regulation D.

11. None of the Company or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.

B. Representations, Warranties and Covenants of the Underwriters

Each Underwriter, severally and not jointly or jointly and severally with respect to the other Underwriters, on behalf of itself and its U.S. Selling Group Member, represents and warrants to and covenants and agrees with the Company, as of the date hereof and as at the Closing Date, that:

1. It acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and any U.S. state securities laws. It has offered and sold and will offer and sell the Offered Shares only (i) outside the United States in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) in the case of the Non-FT shares, in the United States to Substituted Purchasers that are U.S. Accredited Investors, which may include U.S. Accredited Investors that are also Qualified Institutional Buyers, in compliance with Rule 506(b) of Regulation D; and, in each case, in accordance with this Schedule "C". Accordingly, none of the Underwriter, its U.S. Selling Group Member, or any persons acting on any of their behalf: (i) have engaged or will engage in any Directed Selling Efforts; or (ii) except as permitted by this Schedule "C", have made or will make (x) any offers to sell Offered Shares in the United States or (y) any sale of Offered Shares unless at the time the purchaser made its buy order therefor, the Underwriter, its U.S. Selling Group Member or other person acting on any of their behalf reasonably believed that such purchaser was outside the United States.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares, except with its U.S. Selling Group Member, a member of the Selling Group or with the prior written consent of the Company.

3. It shall require its U.S. Selling Group Member and each member of the Selling Group to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that its U.S. Selling Group Member and such members of the Selling Group comply with, the Underwriting Agreement and the provisions of this Schedule "C" as if such provisions applied to such U.S. Selling Group Members and such members of the Selling Group.

4. All offers and sales of the Non-FT Shares in the United States will be effected in transactions that are exempt from the registration or qualification provisions of applicable state securities laws by U.S. Selling Group Members in accordance with all applicable U.S. federal and state broker-dealer requirements. Each of such U.S. Selling Group Members is, and will be on the date of each offer or sale of Offered Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

5. Any offer, sale or solicitation of an offer to buy Non-FT Shares that has been made or will be made in the United States, was or will be made only to U.S. Accredited Investors, including U.S. Accredited Investors that are also Qualified Institutional Buyers, in each case on a Substituted Purchaser Basis in transactions that are exempt from registration under the U.S. Securities Act and all applicable state securities laws.

6. Offers and sales of Non-FT Shares in the United States have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7. At least one business day prior to the Closing Date, the Underwriter shall provide the Company and its transfer agent with a list of all purchasers of the Non-FT Shares solicited by it that are in the United States, together with their addresses (including state of residence), the number of Non-FT Shares purchased, the registration and delivery instructions for the Non-FT Shares and the applicable form of Listed Issuer Financing Exemption - Subscriber Questionnaire (Common Shares) ("the Questionnaire") completed by each purchaser in the United States.

8. Each offeree in the United States will be provided with a copy of the applicable form of Questionnaire and no other written material will be used in connection with the offer or sale of the Non-FT Shares in the United States.

9. Prior to any sale of Non-FT Shares in the United States to persons that are (i) Qualified Institutional Buyers, the U.S. Selling Group Members shall cause each such purchaser thereof to execute and deliver to the Company, the Underwriters and the U.S. Selling Group Members a Qualified Institutional Buyer Letter in the form attached as Schedule "B" to the form of Questionnaire; and (ii) otherwise, the U.S. Selling Group Members shall cause each such purchaser thereof to execute and deliver to the Company, the Underwriters and the U.S. Selling Group Members a U.S. Accredited Investor Certificate in the form attached as Schedule "C" to the form of Questionnaire.

10. All purchasers of the Non-FT Shares in the United States shall be informed that the Non- FT Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act. Qualified Institutional Buyers shall be further informed that, in consideration of the fact the Non-FT Shares will be issued without a restrictive legend, such purchasers shall adopt and implement internal controls and procedures to ensure the applicable transfer restrictions described in the Questionnaire are complied with.

11. At closing, the Underwriter, together with its U.S. Selling Group Member, will provide a certificate, substantially in the form of Exhibit A to this Schedule, relating to the manner of the offer and sale of the Offered Shares in the United States, or will be deemed to have represented and warranted that they did not offer or sell Offered Shares in the United States.

12. None of the Underwriter, its U.S. Selling Group Member, or any person acting on any of their behalf, has taken, or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Shares.

13. With respect to the Regulation D Securities, the Underwriter represents that none of (i) the Underwriter or its U.S. Selling Group Member, (ii) the Underwriter or its U.S. Selling Group Member's general partners or managing members, (iii) any of the Underwriter's or its U.S. Selling Group Member's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Underwriter's or its U.S. Selling Group Member's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), is subject to any Disqualification Event.

14. The Underwriter represents that it is not aware of any person (other than any Underwriter, U.S. Selling Group Member or other members of the Selling Group) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities.

15. The Underwriter represents that if it is purchasing any Offered Shares on the Closing Date, it (i) was not offered the Offered Shares in the United States, nor was it in the United States at the time it entered into the Underwriting Agreement or any other buy order for the Offered Shares, (ii) is not a U.S. Person, (iii) is not acquiring the Offered Shares for the account or benefit of a person in the United States or a U.S. Person, (iv) is not purchasing the Offered Shares as the result of any Directed Selling Efforts and (v) acknowledges that it has no intention to distribute either directly or indirectly any of the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons except in compliance with the U.S. Securities Act and any applicable state securities laws.

EXHIBIT A

UNDERWRITER'S CERTIFICATE

In connection with the private placement in the United States of common shares (the "Non-FT Shares") in the capital of Dolly Varden Silver Corporation (the "Company") pursuant to the underwriting agreement dated October 23, 2025 among the Company and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify to the Company as follows:

(a) The undersigned U.S. Selling Group Member is, and at all relevant times was, a duly registered broker or dealer under the U.S. Exchange Act and the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and a member in good standing of the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Non-FT Shares in the United States have been effected by the U.S. Selling Group Member in accordance with all U.S. federal and state broker-dealer requirements and in compliance with, or pursuant to exemptions from, the registration or qualification requirements of all applicable state securities laws;

(b) Immediately prior to making any offer to an offeree of the Non-FT Shares in the United States, we had reasonable grounds to believe and did believe that the offeree was either a Qualified Institutional Buyer or a U.S. Accredited Investor and, on the date hereof, we continue to reasonably believe that each such person is either a Qualified Institutional Buyer or a U.S. Accredited Investor;

(c) Prior to any sale of Non-FT Shares in the United States, the U.S. Selling Group Member caused each purchaser thereof to complete the applicable form of Listed Issuer Financing Exemption - Subscriber Questionnaire (Common Shares), including Schedule "B" or Schedule "C" as applicable;

(d) No form of General Solicitation or General Advertising or any form of public offering within the meaning of the U.S. Securities Act was used by us in connection with the offer or sale of the Non-FT Shares in the United States;

(e) We have not taken and will not take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the Offerings;

(f) With respect to Regulation D Securities, each of the undersigned represents that none of its Dealer Covered Persons is subject to any Disqualification Event;

(g) Each of the undersigned is not aware of any person (other than any Underwriter, U.S. Selling Group Members or other member of the Selling Group) that has been or will be paid (directly or indirectly) remuneration for solicitation of Purchasers in connection with the sale of any Regulation D Securities; and

(h) The offering of the Non-FT Shares has been conducted by us in accordance with the terms of the Underwriting Agreement including Schedule "C" thereto.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule "C" thereto) unless otherwise defined herein. The Company and its counsel shall be entitled to rely on delivery of an electronic mail or facsimile copy of this Underwriter's Certificate and the representations and warranties contained herein.

Dated this     day of________________________, 2025.

[NAME OF UNDERWRITER]

By:________________________
Name:

Title:

[NAME OF U.S. SELLING GROUP MEMBER]

By:________________________
Name:
Title: